FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

July 9, 2012

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
( Exact name of Registrant as specified in its charter)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: July 9, 2012 By:	/s/ Joseph Tung
Name:	Joseph Tung
Title:	Chief Financial Officer

MINUTES

OF

2012 ANNUAL SHAREHOLDERS’ MEETING

OF

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

(Translation)

1. Time: 10:00 a.m. Thursday, June 21, 2012

2. Place: Zhuang Jing Auditorium, 600 Jiachang Rd., Nantz Export Processing  Zone, Nantz District, Kaohsiung City

3. Present: Total shares represented by shareholders and proxy present 5,224,207,624 shares(including exercised by way of electronic transmission 2,102,820,515 shares) is 80.01% of total outstanding shares of ASE 6,529,464,354 shares (excluding the shareholders who had no voting right stipulated in Company Law)

4. Chairperson's Remarks: (To be omitted)

5. Status Reports

(1)	Business Report of 2011. (see Attachment I)

(2)	Report by supervisors on review of the 2011 financial statements. (see Attachment II)

(3)	Report on total amount for endorsement, guarantee and amount of loans to third parties.

(4)	Report on the Company's secured corporate bonds issued domestically.

(5)	Report on the implementation of the Company's indirect investments in mainland China.

(6)	Report on the implementation of buyback of Company shares.

(7)	Report on the status of the Company's merger with Power ASE Technology.

6. Matters for Ratification

Item 1 (proposed by the Board of Directors)

Proposal:	2011 final accounts for your recognition.

Explanation:	1.	The Company's 2011 financial statements have been audited and attested by

Deloitte & Touche and reviewed by the Supervisors.

	2.	Please ratify the financial statements (see Attachment III of this Agenda Manual for details) and the 2011 Business Report (see Attachment I of this Agenda Manual for details).

Resolution:
Voting results: Ratify 4,174,584,087 shares (including exercised by way of electronic transmission 1,238,940,461 shares); Oppose 6,311 shares (including exercised by way of electronic transmission 6,311 shares); Abstain from voting 863,873,743 shares (including exercised by way of electronic transmission 863,873,743 shares).  Resolved, that the above proposal be and hereby was approved as proposed.

Item 2 (proposed by the Board of Directors)

Proposal:	Please ratify the Company’s 2011 proposal for earnings distribution.

Explanation:	The Board of Directors has drafted the Company’s 2011 proposal for surplus distribution as shown in the table below in accordance with the related regulations and the Company’s Articles of Incorporation for your ratification.

Advanced Semiconductor Engineering, Inc.
2011 Surplus Distribution Proposal

Unit: NT$
Item	Amount
Prior year retained earnings	6,771,511,652
Add: Current year gross profit	13,725,957,896
Add: Reversal of special surplus reserve	1,272,417,273
Subtract: Provision for 10% statutory surplus reserve	1,372,595,790
Current year earnings to be distributed	20,397,291,031
Items for distribution:
Dividends (Note 1)	13,641,279,185
Current year retained earnings	6,756,011,846

Remark: NT$246,000,000 to be distributed for Director and Supervisor remuneration. NT$1,235,336,000 to be distributed for employee bonuses, all in cash

President: Jason C.S. Chang	Manager: Richard H.P. Chang	Accountant Manager: Joseph Tung

	Note 1:	A total of NT$13,641,279,185 is distributed as dividends, NT$2.05 per share, with NT$4,325,283,645 in cash (a cash dividend of NT$0.65 per share) and the remaining NT$9,315,995,540 in stock (140 shares for each 1000 shares retained by converting earnings into capital stock). The above distribution of dividends to shareholders and the cash and stock dividend distribution rates are calculated based on the number 6,654,282,532 of shares recorded in the Register of Shareholders as of March 20, 2012. In the future, if the Company’s ECB holders exercise the right of conversion, or new shares are issued to employees against Employee Stock Option warrant, new shares are issued by the Company for a cash capital increase, or there is a buyback of the Company’s stocks, or transfer or cancellation of the Company’s treasury stocks, which affect the cash distribution rate of the shareholders’ bonus, requiring adjustment, the management will request the shareholders’ meeting to authorize the Board of Directors to handle the matter and make adjustments accordingly.

	Note 2:	In response to the introduction of an integrated income tax system, earnings of the most recent year will be distributed this time.

Resolution:

Voting results: Ratify 4,164,343,390 shares (including exercised by way of electronic transmission 1,239,700,244 shares); Oppose 9,799 shares (including exercised by way of electronic transmission 9,799 shares); Abstain from voting 863,110,472 shares (including exercised by way of electronic transmission 863,110,472 shares).  Resolved, that the above proposal be and hereby was approved as proposed.

7. Matters for Discussions

Item 1 (proposed by the Board of Directors)

Proposal:	Please consider a share issue by converting earnings into equity stock.

Explanation:	1.
To fund a factory expansion project, plans are being made to issue 931,599,554 new shares at a face value of NT$10 each to raise NT$9,315,995,540 with dividends of the same amount to be distributed in 2011.

	2.	Rules governing allotment of new shares: Based on the number of shares recorded in the Company's Register of Shareholders on March 20, 2012,

namely 6,654,282,532, each 1,000 shares are eligible for an allotment of 140 shares for earnings converted into capital stock. If the number of shares eligible for dividend distribution changes as a result of conversion of offshore convertible bonds, exercise of stock options by employees, cash capital increases, buyback of company shares, or assignment or cancelation of treasury stock, shareholders are urged to authorize the board of directors to make corresponding adjustments, if any, to per-share dividends. Shareholders allotted fractions of a share will coordinate among themselves to combine and form whole shares within five days after the ex-dividend date. Share fractions failing to combine will be paid fractions of the face value in cash and the president will be authorized by the board to have them purchased by certain persons.

3.	Rights and obligations of newly issued shares are the same as those of existing shares.

4.	Ex-dividend date: The board is authorized to set the date after it is passed at the AGM and approved by the regulatory authority.

5.
The factory expansion plan financed by the capital increase is expected to be completed by December 2015. Implementation of the plan is expected to boost the Company's competitiveness, improve its efficiency, and have a positive impact on shareholders' rights and interests. The board is authorized to make necessary changes if the capital increase must be changed as ordered by the regulatory authority or required by circumstances.

Resolution:
Voting results: Ratify 4,149,570,076 shares (including exercised by way of electronic transmission 1,224,926,930 shares); Oppose 14,784,578 shares (including exercised by way of electronic transmission 14,784,578 shares); Abstain from voting 863,109,007 shares (including exercised by way of electronic transmission 863,109,007 shares).  Resolved, that the above proposal be and hereby was approved as proposed.

Item 2 (proposed by the Board of Directors)

Proposal:	The Company's overseas private placement of convertible bonds

Explanation:	1.	In support of the long-term capital requirements for the Company's strategic development, the shareholders' meeting is requested to authorize the Board of Directors to conduct overseas private placement of convertible bonds (hereinafter referred to simply as "convertible bonds") at the appropriate time and in accordance with the Company's capital requirements at the time, financial market conditions or regulatory requirements within the following time limit in order to raise the required long-term funding: within one year following the resolution is passed at the shareholders' meeting. The Company may select the private placement overseas unsecured convertible bonds or subordinated convertible perpetuities, or a combination of both. However, the maximum amount of the privately placed convertible bonds shall be NT$9 billion. The tentative issuance and conversion policy of the current private placement of convertible bonds for unsecured convertible, please refer to Attachments IV and subordinated convertible perpetuities, please refer to Attachment V.

	2.	Basis and rationality for pricing privately placed securities

		The pricing for the Company's privately placed convertible bonds shall be based on no less than 80% of the theoretical price referred to in the "Directions for Public Companies Conducting Private Placements of Securities." To determine the actual issue price, the shareholders' meeting is requested to authorize the Board of Directors to proceed in accordance to applicable laws, the pricing basis and range of percentage specified by the resolution reached at the shareholders' meeting, the prevailing market conditions and the Company's situation. The pricing of the current privately placed convertible bonds is based on the regulatory requirements of the competent authority. In consideration of the fact that the timing for the transfer of ownership of privately placed securities, parties to whom the securities are transferred and the quantity of transfer are all strictly regulated, as well as factors such as the securities may not be listed on the exchange for three years and their lower liquidity, the conditions laid down for the current private placement of corporate bonds are therefore quite reasonable.

3.	Selection and purpose of subscribers, necessity and expected benefits

The selection of subscribers shall be carried out pursuant to Article 43-6 of the Securities and Exchange Act and the provisions of the order Tai-Tsai-1 No. 0910003455 issued by the original Securities and Futures Commission of the Ministry of Finance dated June 13, 2002. The purpose of the selection of subscribers in the current placement is the recruitment of strategic investors. The so-called "strategic investors" referred to here are individuals or corporate entities capable of improving the Company's profitability with their experience, technologies, knowledge, brands or channels via industrial vertical and horizontal integration or joint research and development of products and markets, which will help the Company achieve benefits such as enhanced technology, improved quality, reduced costs, increased efficiency and expanded markets. The selection of subscribers is carried out by the Board of Directors on authority of the shareholders' meeting. The purpose, necessity and expected benefits lie with accommodating the Company's business development requirements, and it is proposed that through private placement the investors will be able to help the Company to enhance its technology, improve quality, reduce costs, increase efficiency and expand markets, so as to raise the Company's competitiveness and enhance its operating performance and long-term development capabilities.

4.	Necessity for private placement, utilization of capital and expected benefits

(1) Rationality for not adopting the public offer approach:

To accommodate the Company's future business development and to attract strategic investors; taking into consideration the timeliness, convenience, issuance costs and stability of ownership structure associated with private placements, along with the restrictions that ownership of the securities may not be transferred within three years, private placement ensures the long-term partnership of the Company with the strategic investors, and as a result private placement is adopted.

(2) Maximum amount raised via private placement:

Privately placed convertible bonds are subject to a maximum amount of

NT$9 billion. However, the actual amount that can be raised is subject to applicable laws at the time the placement is made, the conditions of the financial market and approval of the competent authority. In the event that the holders of the convertible bonds obtain the Company's common shares by exercising the conversion rights, the number of shares thus obtained shall be determined by the conversion price at the time of the conversion.

(3)	Utilization of capital and expected benefits:

The current private placement of securities may be carried out by the Board of Directors on authorization of the shareholders' meeting within one year of the passage of the resolution. The amount of capital raised is expected to be used for one or more of the following purposes: capital expenditure, increasing the working capital, repaying bank loans and reinvestment. It is also expected that all the capital will be utilized within three years of the private placement. The expected benefits are one or more of the following: strengthening of the Company's position within the industry, raising long-term competitiveness, improving the financial structure and achieving savings in interest expenses. These will produce a positive impact on the shareholders' equity. However, the actual placement process and capital utilization schedule will depend on the Company's capital requirements, regulations and the conditions of the financial market .

5.	Rights and obligations associated with the conversion of the convertible bonds into common shares

With respect to the common shares obtained from the conversion of convertible bonds from the current private placement, the associated rights and obligations are identical to those of the common shares issued by the Company. However, the listing and resale of these shares shall be governed by the relevant provisions of the Securities and Exchange Act. In the case of privately placed overseas convertible bonds, the provisions of the official letter FSC-Zheng-1 No. 09700513881, dated October 21, 2008 and issued by the Financial Supervisory Commission, Executive Yuan shall apply.

	6.	The main provisions of the current private placement include the issuance and conversion policies, actual privately placed price, private placement conditions, project items, amount, expected progress schedule, potential benefits and other matters associated with the issuance plan. The shareholders' meeting is asked to approve the private placement plan and authorize the Board of Directors to carry out the plan at its discretion and make adjustments in accordance with the Company's financial requirements, conditions in the financial market and relevant laws and regulations. he shareholders' meeting is also asked to authorize the Board of Directors to proceed at its discretion with any necessary modifications or adjustments to the plan in the event of regulatory changes, instructions from the competent authority, changes in the market, operational assessment or other objective environmental factors.

	7.	To accommodate the follow-up operations associated with the private placement of convertible bonds, the shareholders' meeting is asked to authorize the Chairman of the Board or his designee to enter into all relevant contracts and documents on behalf of the Company and to handle all subsequent actions that are required.

	8.	For matters that are not covered herein, the shareholders' meeting is asked to authorize the Board of Directors to proceed at its discretion and in accordance with the law.

Resolution:	Voting results: Ratify 4,051,894,971 shares (including exercised by way of electronic transmission 1,140,104,591 shares); Oppose 91,661,851 shares (including exercised by way of electronic transmission 91,661,851 shares); Abstain from voting 871,054,073 shares (including exercised by way of electronic transmission 871,054,073 shares). Resolved, that the above proposal be and hereby was approved as proposed.

Item 3 (proposed by the Board of Directors)

Proposal:	Please consider the revision of the Company’s Guidelines for the Acquisition or Disposal of Assets.

Explanation:	1.	In compliance with the Regulations Governing the Acquisition and Disposal of Assets by Public Companies, amended and promulgated by the Financial Supervisory Commission, Executive Yuan on February 13, 2012, the Board of Directors has approved the revisions of portions of the Company’s Guidelines for the Acquisition or Disposal of Assets on March 29, 2012.

	2.	Please refer to Attachment IV to this Agenda Manual for the table of comparison of the Company’s revised Guidelines for the Acquisition or Disposal of Assets. Your consent is solicited.

Resolution:	Voting results: Ratify 4,164,157,783 shares (including exercised by way of electronic transmission 1,239,692,637 shares); Oppose 17,067 shares (including exercised by way of electronic transmission17,067 shares); Abstain from voting 863,110,811 shares (including exercised by way of electronic transmission 863,110,811 shares). Resolved, that the above proposal be and hereby was approved as proposed.

Item 4 (proposed by the Board of Directors)

Proposal:	Please consider the revision of the Company’s Rules Governing the Election of Directors and Supervisors.

Explanation:	1.
In compliance with the electronic voting regulations introduced by the competent authority, the Board of Directors has approved the revisions of portions of the Company’s Rules Governing the Election of Directors and Supervisors on March 29, 2012.

	2.	Please refer to Attachment V of this Agenda Manual for the table of comparison of the Company’s revised Rules Governing the Election of Directors and Supervisors. Your consent is solicited.

Resolution:	Voting results: Ratify 4,164,335,783shares (including exercised by way of electronic transmission 1,239,692,637 shares); Oppose 17,067 shares (including exercised by way of electronic transmission17,067 shares); Abstain from voting 863,110,811 shares (including exercised by way of electronic transmission 863,110,811 shares). Resolved, that the above proposal be and hereby was approved as proposed.

Item 5 (proposed by the Board of Directors)

Proposal:	Please consider the revision of the Company’s Rules of Procedure for the Shareholders’ Meeting.

Explanation:	1.	In compliance with the regulations introduced by the competent authority restricting the use of electronic voting, the Board of Directors has approved the revisions of portions of the Company’s Rules of Procedure for the Shareholders’ Meeting on March 29, 2012.

	2.	Please refer to Attachment VI to this Agenda Manual for the table of comparison of the Company’s revised Rules of Procedure for the Shareholders’ Meeting. Your consent is solicited.

Resolution:
Voting results: Ratify 4,164,335,782 shares (including exercised by way of electronic transmission 1,239,692,636 shares); Oppose 17,068 shares (including exercised by way of electronic transmission 17,068 shares); Abstain from voting 863,110,811 shares (including exercised by way of electronic transmission 863,110,811 shares).  Resolved, that the above proposal be and hereby was approved as proposed.

Item 6 (proposed by the Board of Directors)

Proposal:	Please discuss the revised version of the Company’s Articles of Incorporation.

Explanation:	1.	In order to allow the Company’s independent directors to serve as members of the Remuneration Committee, their salaries and compensation should be taken into consideration in a comprehensive manner. Revisions to portions of the Company's Articles of Incorporation have been approved at the Board of Directors meeting held on March 29, 2012.

	2.	Please refer to Attachment VII to this Agenda Manual for the table of comparison of the Company’s revised Articles of Incorporation. Your consent is solicited.

Resolution:
Voting results: Ratify 4,164,335,815 shares (including exercised by way of electronic transmission 1,239,692,669 shares); Oppose 17,035 shares (including exercised by way of electronic transmission 17,035 shares); Abstain from voting 863,110,811 shares (including exercised by way of electronic transmission 863,110,811 shares).  Resolved, that the above proposal be and hereby was approved as proposed.

8. Matters for Elections

Item 1 (proposed by the Board of Directors)

Proposal:	Re-election of the Company's directors and supervisors upon the expiration of their term of office.

Explanation:	1.
The terms of the Company's nine directors (including two independent directors and seven non-independent directors) and five supervisors will expire on June 25, 2012, and new directors and supervisors are to be elected as required by the law. The term of the new directors and supervisors shall be the period of three years from June 22, 2012 to June 21, 2015.

	2.	The list of candidates for independent directorship and their corresponding background information are as follows.

Candidate for Independent Director	Education	Experience	Number of shares held
Shen-Fu Yu	Accounting Program, Department of Business Administration, National Taiwan University MA, Dept. of Accounting, National Chengchi University
Supervisor of the Company and member of the Company's Remuneration Committee

Supervisor, DynaPack Corp.

Supervisor, Arima Optoelectronics Corp.

Supervisor, Arima Lasers Corp.

Remuneration Committee, Yulon Motor Co., Ltd.

Remuneration Committee, Taiwan Acceptance Corporation

Remuneration Committee, Kian Shen Corporation

Remuneration Committee, Elite Material Co., Ltd.

Adjunct Instructor, National Taipei College of Business

Certified Public Accountant, Deloitte & Touche (retired)
0 shares

Ta-Lin Hsu	BS in Physics, National Taiwan University MS in Electrophysics, Polytechnic Institute of New York University (Brooklyn Campus) Ph.D. in Electrical Engineering, University of California, Berkeley	Supervisor of the Company and member of the Company's Remuneration Committee Chairman & Founder, H&Q Asia Pacific General Partner, Hambrecht & Quist Group, U.S.A.	0 shares

Election results:	List of elected directors and supervisors:

No. / ID No.	Name	Votes received	Note
1	A.S.E. Enterprises Limited－representative：Jason C.S. Chang	4,020,151,026	Director
3	Richard H.P. Chang	3,913,552,850	Director
1	A.S.E. Enterprises Limited－representative：Tien Wu	3,850,148,326	Director
1	A.S.E. Enterprises Limited－representative：Joseph Tung	3,806,954,674	Director
654960	J&R Holding Limited－ representative：Raymond Lo	3,763,920,006	Director
654960	J&R Holding Limited－ representative：Jeffrey Chen	3,752,693,844	Director
372564	Rutherford Chang	3,732,323,988	Director
H101****17	Shen-Fu Yu	3,720,355,046	Independent Director
1943****HS	Ta-Lin Hsu	3,720,120,460	Independent Director

No.	Name	Votes received	Note
61233	Hung Ching Development & Construction Co.－representative：Yen-Yi Tseng	3,759,404,304	Supervisor
61233	Hung Ching Development & Construction Co.－representative：David Pan	3,569,076,478	Supervisor
61233	Hung Ching Development & Construction Co.－representative：Tien-Szu Chen	3,466,467,364	Supervisor
61233	Hung Ching Development & Construction Co.－representative：Chun-Che Lee	3,454,168,523	Supervisor
61233	Jerry Chang	3,367,199,469	Supervisor

9. Other Resolutions

Item 1 (proposed by the Board of Directors)

Proposal:	Proposal to waive the non-competition clauses applicable to newly elected directors.

Explanation:	1.
Pursuant to Article 209 of the Company Act, a director who carries out actions for himself/herself or on behalf of another person in a manner that is within the scope of the Company's business shall explain to the meeting of shareholders the nature and content of such actions and secure its approval.

	2.	If, following re-election, new directors are engaged in the investment or operation of a business entity whose scope of business is similar to that of the Company and acts as a director thereof, we request that the non-competition clauses applicable to the director be waived in order to allow him or her to act as a director or the representative of said business entity, provided that such waiver will not infringe upon the interests of the Company.

	Other positions held by newly elected Directors are presented below

Name	Other Positions
Jason C.S. Chang
J&R Industrial Inc. -Director
ASE Japan Co., Ltd.-Director
ASE Test Inc. -Director
ASE Test Holding, Ltd.-Director
ASE (Korea) Inc.-Director
ISE Labs, Inc.-Director
ASE Holding Ltd.(Bermuda)-Director
J&R Holding Ltd.(Bermuda)-Director
Innosource Ltd.-Director
ASE (Kunshan), Inc. -Director
ASE Test Limited (Singapore)-Director
ASE (Shanghai) Inc. -Director
ASE Module (Shanghai) Inc. -Director
ASE Hi-Tech (Shanghai) Inc. -Director
ASE Electronics Inc.-Director
ASE Mauritius Inc.-Director

ASE Corporation -Director
Suzhou ASEN Semiconductors Co., Ltd. -Director
ASE Module (Kunshan) Inc. -Director
ASE Labuan Inc.-Director
Advanced Semiconductor Engineering(China) Ltd. -Director
ASE Singapore Pte. Ltd.-Director
Alto Enterprises Ltd.-Director
Super Zone Holdings Ltd.-Director
Anstock Limited -Director
Universal Scientific Industrial (Shanghai) Co., Ltd.-Director
Universal Global Technology (Shenzhen) Co., Ltd.-Director
Universal Scientific Industrial Co., Ltd. - Director

Richard H.P. Chang
J&R Industrial Inc.-Director
Innosource Ltd.-Director
ASE(Shanghai) Inc. -Director
ASE Test Inc.-Director
Omniquest Industrial Ltd.-Director
ASE Test Limited (Singapore) -Director
ASE (Korea) Inc.-Director
ASE Electronics (Malaysia) Sdn., Bhd.-Director
ASE Holding Ltd. (Bermuda) -Director
J&R Holding Ltd.(Bermuda) -Director
ASE (Kunshan), Inc. -Director
ASE Module(Shanghai) Inc. -Director
ASE Hi-Tech(Shanghai) Inc. -Director
Global Advanced Packaging Technology Ltd. (Cayman)-Director
ASE Assembly & Test (Shanghai) Ltd. -Director
ASE Assembly & Test (HK) Ltd.-Director
ASE Module (Kunshan) Inc. -Director
ASE Japan Co., Ltd.-Director
Advanced Semiconductor Engineering (HK) Limited -Director
Advanced Semiconductor Engineering(China) Ltd. -Director
Alto Enterprises Ltd.-Director
Super Zone Holdings Ltd.-Director
Anstock Limited -Director
Real Tech Holdings Limited -Director
Universal Scientific Industrial (Shanghai) Co., Ltd.-Director
Universal Scientific Industrial (Kunshan) Co., Ltd.-Director
USI Electronics (Shenzhen) Co., Ltd.-Director
Universal Global Technology Co., Limited-Director

Universal Global Technology (Shenzhen) Co., Ltd.-Director
Universal Global Industrial Co., Limited-Director
Universal Global Scientific Industrial Co., Ltd.-Director
USI Enterprise Limited-Director
Universal Global Technology (Kunshan) Co., Ltd. -Director
Universal Scientific Industrial Co., Ltd. - Director

Tien Wu
ISE Labs, Inc.-Director
ASE Japan Co., Ltd.-Director
ASE Marketing & Service Japan Co., Ltd.-Director
Global Advanced Packaging Technology Ltd. (Cayman)-Director
ASE Assembly & Test (Shanghai) Ltd. –Director & General Manager
ASE Assembly & Test(HK) Ltd.-Director
Suzhou ASEN Semiconductors Co., Ltd. -Director
ASE (Weihai) Inc. -Director
ASE (U.S.) Inc.-General Manager

Joseph Tung
J&R Industrial Inc.-Director
ASE Japan Co., Ltd.-Supervisor
ASE Test Inc.-Supervisor
ASE Marketing & Service Japan Co., Ltd.-Supervisor
Innosource Ltd. -Director
J&R Holding Ltd. (Bermuda) -Director
ASE Investment (Labuan) Inc.-Director
ASE Holding Ltd. (Bermuda) -Director
Omniquest Industrial Ltd.-Director
ASE Test Holding, Ltd.-Director
ASE Test Finance, Ltd.-Director
ASE (Korea) Inc.-Director
ASE Electronics (Malaysia) Sdn. Bhd.-Director
ISE Labs, Inc.-Director
ASE Mauritius Inc.-Director
ASE Electronics Inc.-Director
ASE Module (Kunshan) Inc. -Supervisor
ASE Labuan Inc. -Director
ASE Corporation-Director
Alto Enterprises Ltd.-Director
Anstock Limited -Director
Universal Scientific Industrial Co., Ltd.-Supervisor
Universal Scientific Industrial (Shanghai) Co., Ltd.-Supervisor
Universal Global Scientific Industrial Co., Ltd.-Supervisor

Lu-Chu Development Corporation-Supervisor H.R. Silvine – CMC Company (Hong Kong)-Director Ta Chong Bank-Independent Director
Raymond Lo	ASE Test Inc.-Director & General Manager
Jeffrey Chen
ASE Test Inc.-Director
ASE(Kunshan), Inc. -Director
ASE Test Limited(Singapore)-Director
ASE Test Holdings Ltd.-Director
Omniquest Industrial Ltd.-Director
ISE Labs, Inc.-Director
ASE Investment (Labuan) Inc.-Director
ASE Module(Shanghai) Inc -Director
ASE Hi-Tech(Shanghai) Inc. -Director
Shainghai Ding Hui Real Estate Development Co., Ltd. -Director
ASE Electronics Inc.-Director
Advanced Semiconductor Engineering (HK) Limited -Director
ASE Module (Kunshan) Inc. -Director
Suzhou ASEN Semiconductors Co., Ltd. -Director
Shainghai Ding Wei Real Estate Development Co., Ltd. -Director
Shainghai Ding Yu Real Estate Development Co., Ltd. -Director
Super Zone Holdings Ltd.-Director
Universal Scientific Industrial Co., Ltd. - Director
Senetex Investment Co., Ltd.-Director
Ta-Chi Investment Co., Ltd.-Director
Huntington Holdings International Co. Ltd.-Director
United Investments Company - Director

Rutherford Chang
ASE(Shanghai) Inc. -Director
Advanced Semiconductor Engineering(China) Ltd. -Director
Universal Scientific Industrial (Shanghai) Co., Ltd.-Director
ASE Test Inc.-Director
ASE Assembly & Test (Shanghai) Ltd. -Director

Shen-Fu Yu	DynaPack Corp.-Supervisor Arima Optoelectornics Corp. - Supervisor Arima Lasers Corps. - Supervisor
Ta-Lin Hsu	Chairman and founder, H&Q Asia Pacific

Resolution:
Voting results: Ratify 4,013,606,881 shares (including exercised by way of electronic transmission 1,108,266,128 shares); Oppose 129,715,365 shares (including exercised by way of electronic transmission 116,659,808 shares); Abstain from voting 877,894,579 shares (including exercised by way of electronic transmission 877,894,579 shares).  Resolved, that the above proposal be and hereby was approved as proposed.

10. Extempore Motions: None

11. Meeting Ended: Thursday, June 21, 2012 at 11:55 a.m.

■ Attachment I

Advanced Semiconductor Engineering, Inc.
Business Report

Compared with the strong recovery of the global economy in 2010, 2011 was a comparatively slow year of economic growth, and the electronics industry overall declined by a slight margin. According to statistics compiled by World Semiconductor Trade Statistics (WSTS), global semiconductor sales grew by only 0.4% in 2011. The IEK ITIS project of the Industrial Technology Research Institute (ITRI) also reported that the production output of Taiwan's semiconductor industry for 2011 was NT$1 trillion 555.8 billion, a decline of about 11.3% compared with the preceding year. In the IC assembly and testing industry, weak global demand, the significant impact of the Japanese earthquake on the packaging materials supply chain and volatile gold prices resulted in the assembly industry's production output of NT$269.6 billion, a 6.1% decline compared with 2010. The testing industry's output was NT$120.8 billion, a 5.5% decrease over 2010. Looking back on 2011, the earthquake that greatly damaged Japan's economy and the European debt crisis triggering the downgrades of national credit ratings; the issues of the debt ceiling and the high US unemployment rate, were all factors that contributed to a decline in overall demand and confidence in the market. They also caused the Company to proceed in a more cautious and discreet manner in its business operations. The following is our report on the company’s operations for the past year:

"2011 Operating Results"

1.	Implementation results for the 2011 business plan

The Company’s combined revenues for 2011 were NT$185.3 billion, a decrease of NT$3.4 billion over 2010, or a 2% decline. The Company's revenue in 2011 was NT$127.6 billion for semiconductor assembly and testing services, a growth of 2%. To enhance the level of integration with our subsidiary Power ASE Technology in the areas of resources, manpower and technology, the Company acquired the shares of Power ASE Technology on the open market in the second half of 2011, thus completing the acquisition process. Adjustment of the Group's overall product mix was done in order to phase out weaker products while retaining competitive ones in response to a reversal in the economic climate. In addition, the Company has endeavored to expand its production bases to increase capacity on both sides of the Taiwan Strait. We have begun the construction of the new ASE Shanghai Headquarters building in Pudong with the latest green building technology, which will enhance the Company's technological capabilities and give access to a wealth of talent in China. In Taiwan, two new factory buildings and an office building are being planned for the Company's Chungli plant. In addition, after our Kaohsiung K12 plant is complete, it will be the first assembly and testing plant to receive the Taiwan Green Building Diamond Certification and the LEED Gold Certification from the U.S. Green Building Council.

2.	Budget performance

No financial forecast was disclosed in 2011.

3.	Analysis of financial accounts and profitability

As of the end of 2011, the Company's paid-in capital was NT$67,535,632 thousands and shareholders' equity was NT$101,169,536 thousands accounting for 59% of total assets of NT$171,078,607 thousands. Its long-term funds are 309% of fixed assets and current ratio is 55%. This year's ratios are slightly lower than the preceding year, but the Company's financial structure and ability to repay debts remain relatively sound. This year's operating profit was NT$10,859,132 thousands, an increase of NT$497,929 thousands over the preceding year, which indicates that the Company's core business has grown moderately by 5%. On the other hand, after-tax net profits were NT$13,725,958 thousands, a decline of 25% compared with the previous year. In terms of overall business operation, the turnover was on par with that of the preceding year, but due to rising gold prices and a stronger New Taiwan dollar, profits were lower than expected. Compared with the results of 2010, there is room for improvement.

4.	R&D overview

The semiconductor industry is facing two major challenges: due to the gradual slowdown of the Moore's law, IC process shrinking on the front-end has caused advanced system-on-chip (SoC) integration to slow and the trend of commoditization of consumer electronics products. To respond to the general trends of the overall market, the direction of the Company's R&D strategies for new product and technology development should strike a balance between the two main focuses: "applying system in package (SiP) performance to compensate for the limitations of SoC" and "cost effectiveness." New technologies successfully developed by the Company in 2011 are categorized as follows: (1) For flip-chip assembly, 28 nano copper process / lead-free FCBGA/FCCSP packaging and wire-bond assembly of wafers with an ultra-low dielectric coefficient. (2) For wire-bond assembly, 28 nano copper / gold wire-bond assembly of wafers with an ultra-low dielectric coefficient, 40 nano copper / copper wire-bond assembly of wafers with an ultra-low dielectric coefficient. (3) On the 3D system assembly front, reliability certification was secured for 200mm 28-nm 3D wafer through silicon wafer (TSV) and 3D TSV Stacking Package Level, RF wireless communications (WiFi/BT/GPS/PA) module technology, and MEMS integration assembly. (4) For wafer assembly, 200 mm fan out WLP and 40 µm Pitch Cu Pillar Bump. The Company will endeavor to continue ASE's advanced fine pitch bump and assembly technology and to maintain its position as the global leader in semiconductor assembly and testing. (5) In addition to achieving R&D results in the field of advanced assembly technology, we have also taken Green Package specifications and elements of Eco-design into consideration in our product and technology development strategies. In the future we will continue to uphold our principles of sustainable R&D and to work closely and diligently with our customers and business partners to achieve technological innovations while minimizing the risks and impact to the environment.

"Outline of 2012 Business Plan"

1.	Operating policy

(1)	Providing customer service of the highest quality

(2)	creating long-term, stable profits for the Company and its customers.

(3)	Working with partner firms to jointly create a prosperous future (4) being as flexible as possible in our business dealings.

2.	Projects sales volume and references

In light of current industry dynamics, future market demand and ASE’s capacity, the projected sales volume for 2012 is as follows:

Item	Projected Sales
Assembly	Approx. 12.1 billion chips
Test	Approx. 1.5 billion chips

3.	Important production and sales policies

In terms of product strategy, the Company will continue to focus on the development of three major assembly processes, including copper wire bonding process, advanced assembly process and low pin count (discrete components) assembly. With respect to our long-term vision, the Company will endeavor to improve the revenue on the integrated device manufacturer (IDM) front, especially in the area of IDM copper wire bonding. In 2011 the revenue from IDM copper wire bonding accounted for only 8.3% of overall copper wire bonding revenue, and there remains significant room for improvement. It is expected that the revenue for IDM will experience vigorous growth in 2012. With portable electronic devices such as smartphones and tablet PCs becoming increasingly popular, semiconductor demand is now focused on miniaturization, high integration, high efficiency, low cost and reduced power consumption. The advent of multifunction integrated chips will present tremendous opportunities for the system assembly industry. The Company will continue to work closely with upstream and downstream vendors in the semiconductor supply chain as well as with customers to realize the considerable systems integration opportunities.

"Development Strategy"

According to projections made by ITRI's IEK ITIS Project, Taiwan's semiconductor industry will grow by 6.5% in 2012. The assembly and testing sectors are estimated to grow at about 7.6% and 7.4%, respectively. Given the unstable global economy, it is necessary to make additional investments and rely on talent and innovation, reduce the cost of copper processes and enhance the quality of assembly and testing so as to improve our market shares in these two areas. The opening up of the Chinese market not only symbolizes the rise of the home market and the large concentration of high-tech talent in China but also the ability of the Company to acquire the professional expertise necessary for its continued growth. In addition, it will help realize the Company's strategies of growing into a major enterprise and expanding market share. Investing in both mainland China and Taiwan has long been the Company's development strategy. The markets of Taiwan and China have a complementary and not an adversarial relationship. We will expand our market share by utilizing the Company's technological, cost and integration advantages as well as continuing to expand our production lines. Another issue that enterprises must address is the environment. As global awareness of environmental protection has taken hold and is unlikely to be reversed, corporations must actively tackle environmental issues head on and come up with workable solutions.

"Impacts of Competition, Legislation and Operating Environment"

Looking toward 2012, optimism is tempered with a hint of conservatism. The European debt crisis is expected to be alleviated gradually, and the greater affordability of smartphones and other mobile electronic products will spur another wave of growth for the semiconductor industry. Also, the inventory reduction of manufacturers is almost complete. However, problems associated with inflation, unemployment, rising gold prices and exchange rates remain significant concerns in the overall business landscape. Regardless of the changes in the external economic landscape, we hope to achieve growth by relying more on conditions that we create for ourselves rather than solely on the global economic environment. We also hope to enhance our corporate competitiveness to overcome various obstacles and difficulties and to create maximum benefits for our shareholders as well as to maintain the Company's long-term viability and growth.

President: Jason C.S. Chang	President: Richard H.P. Chang	Accountant Manager: Joseph Tung

■Attachment II

Supervisors' Report

We have examined the Company's 2011 financial statements, and the Company's business report, earnings distribution proposals, etc. that have been prepared and submitted by the Board of Directors and audited and attested by certified public accountants, Kung Chun Chi and Chiu Hui Yin of Deloitte & Touche, and do not find any discrepancy. We hereby respectfully prepare and present this Report in accordance with Article 219 of The Company Act for your review.

Advanced Semiconductor Engineering, Inc.

AdvancedSemiconductor Engineering, Inc.

Supervisors:	YY Tseng John Ho Sam Liu TS Chen Jerry Chang April 16, 2012

■Attachment III
Advanced Semiconductor Engineering, Inc.

Financial Statements for the
Years Ended December 31, 2011 and 2010 and
Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Shareholders
Advanced Semiconductor Engineering, Inc.

We have audited the accompanying balance sheets of Advanced Semiconductor Engineering, Inc. (the “Company”) as of December 31, 2011 and 2010, and the related statements of income, changes in shareholders’ equity and cash flows for the years then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China.  Those rules and standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended, in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, the requirements of the Business Accounting Law and Guidelines Governing Business Accounting relevant to financial accounting standards, and accounting principles generally accepted in the Republic of China.

As discussed in Note 10 to the accompanying financial statements, the Company and its subsidiaries completed the tender offerings for the common shares of Universal Scientific Industrial Co., Ltd. (“USI”) in February and August 2010, respectively.  Upon the completion of the tender offerings, USI has become a subsidiary of the Company.

We have also audited the consolidated financial statements of the Company and its subsidiaries as of and for the years ended December 31, 2011 and 2010, and have issued an unqualified opinion, and a modified unqualified opinion with an explanatory paragraph, respectively.

March 13, 2012

Notice to Readers

The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions.  The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the auditors’ report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China.  If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language auditors’ report and financial statements shall prevail.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

BALANCE SHEETS
DECEMBER 31, 2011 AND 2010
(In Thousands of New Taiwan Dollars, Except Par Value)

	2011		2010			2011		2010
ASSETS	Amount	%	Amount	%	LIABILITIES AND SHAREHOLDERS’ EQUITY	Amount	%	Amount	%

CURRENT ASSETS					CURRENT LIABILITIES
Cash	$1,475,629	1	$1,632,102	1	Short-term borrowings	$302,750	-	$-	-
Financial assets at fair value through profit or loss - current	471,383	-	72,586	-	Financial liabilities at fair value through profit or loss - current	56,514	-	488,769	-
Available-for-sale financial assets - current	20,152	-	-	-	Hedging derivative liabilities - current	-	-	457,494	-
Accounts receivable, net	9,729,994	6	9,587,062	6	Accounts payable	6,231,424	4	6,231,596	4
Accounts receivable from related parties	62,371	-	99,534	-	Accounts payable to related parties	878,306	-	1,090,674	1
Other receivables	811,196	1	714,388	-	Income tax payable	944,631	-	744,222	-
Other receivables from related parties	305,919	-	1,080,395	1	Accrued expenses	4,700,158	3	4,287,655	3
Inventories	3,292,068	2	2,910,324	2	Other payables to related parties	14,632,851	9	9,348,575	6
Deferred income tax assets - current	691,776	-	461,417	-	Payable for properties	2,747,285	2	1,244,836	1
Other current assets	286,629	-	194,779	-	Other payables	442,414	-	383,581	-
					Current portion of capital lease obligations	199	-	1,504	-
Total current assets	17,147,117	10	16,752,587	10	Other current liabilities	222,639	-	164,547	-

LONG-TERM INVESTMENTS					Total current liabilities	31,159,171	18	24,443,453	15
Available-for-sale financial assets - noncurrent	4,675	-	102,790	-
Financial assets carried at cost - noncurrent	380,680	-	364,551	-	LONG-TERM LIABILITIES
Equity method investments	106,233,823	62	101,116,457	63	Hedging derivative liabilities - noncurrent	58,279	-	159,279	-
					Bonds payable	7,783,910	5	-	-
Total long-term investments	106,619,178	62	101,583,798	63	Long-term bank loans	29,611,312	17	47,214,226	29
					Capital lease obligations	-	-	238	-
PROPERTY, PLANT AND EQUIPMENT
Cost					Total long-term liabilities	37,453,501	22	47,373,743	29
Land	1,558,201	1	1,558,201	1
Buildings and improvements	21,964,804	13	20,100,741	12	OTHER LIABILITIES
Machinery and equipment	71,586,364	42	63,587,917	39	Accrued pension cost	1,295,041	1	1,251,957	1
Transportation equipment	68,522	-	63,102	-	Guarantee deposits received	1,358	-	938	-
Furniture and fixtures	876,756	-	846,113	1
Leased assets	1,351	-	17,221	-	Total other liabilities	1,296,399	1	1,252,895	1
Total cost	96,055,998	56	86,173,295	53
Less: Accumulated depreciation	54,635,664	32	49,468,469	30	Total liabilities	69,909,071	41	73,070,091	45
Accumulated impairment	44,146	-	64,072	-
	41,376,188	24	36,640,754	23	CAPITAL STOCK
Construction in progress	765,382	-	465,003	-	Common Stock - at par value of NT$10 each
Machinery in transit and prepayments	2,755,995	2	1,703,819	1	Authorized - 9,500,000 thousand shares and 8,000,000
					thousand shares as of December 31, 2011 and 2010,
Total property, plant and equipment	44,897,565	26	38,809,576	24	respectively			-	-
					Issued - 6,753,563 thousand shares and 6,051,987 thousand
INTANGIBLE ASSETS					shares as of December 31, 2011 and 2010, respectively	67,535,632	40	60,519,872	38
Patents	28,981	-	42,831	-	Capital received in advance	35,693	-	299,698	-
Goodwill	957,167	1	957,167	1
Deferred pension cost	37,655	-	44,024	-	Total capital stock	67,571,325	40	60,819,570	38

Total intangible assets	1,023,803	1	1,044,022	1	CAPITAL SURPLUS
					Capital in excess of par value	1,615,449	1	1,197,845	1
OTHER ASSETS					Treasury stock transactions	1,402,632	1	2,136,353	1
Assets leased to others	661,672	1	1,806,424	1	Long-term investments	3,522,280	2	3,527,240	2
Idle assets	4,744	-	4,744	-	Employee stock options	857,120	-	319,147	-
Guarantee deposits	15,147	-	12,950	-
Deferred charges	499,394	-	621,772	-	Total capital surplus	7,397,481	4	7,180,585	4
Deferred income tax assets - noncurrent	60,240	-	841,140	1
Restricted assets	149,747	-	149,447	-	RETAINED EARNINGS	27,809,126	16	24,972,944	16

Total other assets	1,390,944	1	3,436,477	2	OTHER EQUITY ADJUSTMENTS
					Unrealized gain on financial instruments	235,088	-	246,303	-
					Cumulative translation adjustments	3,353,938	2	(1,120,618)	(1)
					Unrecognized pension cost	(465,681)	-	(398,103)	-
					Treasury Stock - 233,456 thousand shares and 151,792 thousand
					shares as of December 31, 2011 and 2010, respectively	(4,731,741)	(3)	(3,144,312)	(2)

					Other equity adjustments, net	(1,608,396)	(1)	(4,416,730)	(3)

					Total shareholders' equity	101,169,536	59	88,556,369	55

TOTAL	$171,078,607	100	$161,626,460	100	TOTAL	$171,078,607	100	$161,626,460	100

(With Deloitte & Touche audit report dated March 13, 2012)

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2011 AND 2010
(In Thousands of New Taiwan Dollars, Except Per Share Data)

	2011		2010
	Amount	%	Amount	%

REVENUES	$69,975,733	101	$68,005,684	101

LESS: SALES DISCOUNTS AND ALLOWANCES	536,568	1	666,278	1

NET REVENUES	69,439,165	100	67,339,406	100

COST OF REVENUES	51,719,001	74	50,633,615	75

GROSS PROFIT	17,720,164	26	16,705,791	25

OPERATING EXPENSES
Research and development	3,094,997	5	2,775,607	4
Selling	771,976	1	745,295	1
General and administrative	2,994,059	4	2,823,686	5

Total operating expenses	6,861,032	10	6,344,588	10

INCOME FROM OPERATIONS	10,859,132	16	10,361,203	15

NON-OPERATING INCOME AND GAINS
Interest income	4,642	-	10,559	-
Gain on valuation of financial assets, net	757,669	1	455,097	1
Gain on valuation of financial liabilities, net	58,962	-	-	-
Equity in earnings of equity method investments	4,497,292	6	9,918,123	15
Dividend income	607,403	1	8,279	-
Foreign exchange gain, net	-	-	457,124	1
Others	372,076	1	388,103	-

Total non-operating income and gains	6,298,044	9	11,237,285	17

NON-OPERATING EXPENSES AND LOSSES
Interest expense	893,343	1	1,060,346	2
Loss on valuation of financial liabilities, net	-	-	872,900	1
Foreign exchange loss, net	653,041	1	-	-
Impairment loss	164,770	-	161,024	-
Others	393,434	1	471,629	1

Total non-operating expenses and losses	2,104,588	3	2,565,899	4

INCOME BEFORE INCOME TAX	15,052,588	22	19,032,589	28

INCOME TAX EXPENSE	1,326,630	2	695,089	1

NET INCOME	$13,725,958	20	$18,337,500	27
(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2011 AND 2010
(In Thousands of New Taiwan Dollars, Except Per Share Data)

	2011		2010
	Before Income Tax	After Income Tax	Before Income Tax	After Income Tax

EARNINGS PER SHARE (EPS)
Basic EPS	$2.28	$2.08	$2.89	$2.78
Diluted EPS	$2.23	$2.03	$2.83	$2.73

PRO FORMA INFORMATION

Had the Company’s shares held by subsidiaries been accounted for as available-for-sale financial assets rather than treasury stock (after tax):

	2011	2010

Net income for calculation of basic EPS purpose	$13,800,118	$19,646,568

Net income for calculation of diluted EPS purpose	$13,800,118	$19,502,171

EARNING PER SHARE
Basic EPS	$2.05	$2.91
Diluted EPS	$2.00	$2.86
(Concluded)
(With Deloitte & Touche audit report dated March 13, 2012)

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2011 AND 2010
(In Thousands of New Taiwan Dollars)

								Other Equity Adjustments
	Capital Stock							Unreal-ized Gain
		Capital		Retained Earnings				(loss) on	Cumu-lative			Total
		Received in				Unappro-priated		Financial	Trans-lation	Unrecog-nized		Share-holders'
	Common Stock	Advance	Capital Surplus	Legal Reserve	Special Reserve	Earnings	Total	Instru-ments	Adjust-ments	Pension Cost	Treasury Stock	Equity

BALANCE, JANUARY 1, 2010	$54,798,783	$135,205	$6,333,755	$3,531,034	$-	$9,698,375	$13,229,409	$25,498	$3,276,508	$(248,641)	$(5,934,491)	$71,616,026
Appropriations of 2009 earnings
Legal reserve	-	-	-	674,455	-	(674,455)	-	-	-	-	-	-
Stock dividends - 8.4%	4,615,775	-	-	-	-	(4,615,775)	(4,615,775)	-	-	-	-	-
Cash dividends - 3.6%	-	-	-	-	-	(1,978,190)	(1,978,190)	-	-	-	-	(1,978,190)
Issuance of common stock from capital surplus	879,195	-	(879,195)	-	-	-	-	-	-	-	-	-
Adjustment of equity method investments	-	-	(9,510)	-	-	-	-	124,744	-	(22,109)	-	93,125
Change in unrealized loss on available-for-sale financial assets	-	-	-	-	-	-	-	(9,290)	-	-	-	(9,290)
Disposal of treasury stock held by subsidiaries	-	-	1,271,532	-	-	-	-	-	-	-	3,975,384	5,246,916
Disposal of equity method investments	-	-	(1,472)	-	-	-	-	-	-	8	-	(1,464)
Cash dividends paid to subsidiaries	-	-	37,536	-	-	-	-	-	-	-	-	37,536
Change in unrealized gain on cash flow hedging financial instruments	-	-	-	-	-	-	-	105,351	-	-	-	105,351
Compensation recognized for employee stock options granted	-	-	319,147	-	-	-	-	-	-	-	-	319,147
Stock options exercised by employees	226,119	164,493	108,792	-	-	-	-	-	-	-	-	499,404
Net income in 2010	-	-	-	-	-	18,337,500	18,337,500	-	-	-	-	18,337,500
Cumulative translation adjustments	-	-	-	-	-	-	-	-	(4,397,126)	-	-	(4,397,126)
Change in net loss not recognized as pension cost	-	-	-	-	-	-	-	-	-	(127,361)	-	(127,361)
Acquisition of treasury stock - 37,000 thousand shares	-	-	-	-	-	-	-	-	-	-	(1,185,205)	(1,185,205)
BALANCE, DECEMBER 31, 2010	60,519,872	299,698	7,180,585	4,205,489	-	20,767,455	24,972,944	246,303	(1,120,618)	(398,103)	(3,144,312)	88,556,369
Appropriations of 2010 earnings
Legal reserve	-	-	-	1,833,750	-	(1,833,750)	-	-	-	-	-	-
Special reserve	-	-	-	-	1,272,417	(1,272,417)	-	-	-	-	-	-
Stock dividends - 11.5%	6,957,357	-	-	-	-	(6,957,357)	(6,957,357)	-	-	-	-	-
Cash dividends - 6.5%	-	-	-	-	-	(3,932,419)	(3,932,419)	-	-	-	-	(3,932,419)
Adjustment of equity method investments	-	-	(4,960)	-	-	-	-	(174,005)	-	(68,355)	-	(247,320)
Change in unrealized gain on available-for-sale financial assets	-	-	-	-	-	-	-	9,290	-	-	-	9,290
Cash dividends paid to subsidiaries	-	-	74,160	-	-	-	-	-	-	-	-	74,160
Change in unrealized gain on cash flow hedging financial instruments	-	-	-	-	-	-	-	153,500	-	-	-	153,500
Compensation recognized for employee stock options granted	-	-	537,973	-	-	-	-	-	-	-	-	537,973
Stock options exercised by employees	428,403	(264,005)	424,928	-	-	-	-	-	-	-	-	589,326
Net income in 2011	-	-	-	-	-	13,725,958	13,725,958	-	-	-	-	13,725,958
Cumulative translation adjustments	-	-	-	-	-	-	-	-	4,474,556	-	-	4,474,556
Change in net loss not recognized as pension cost	-	-	-	-	-	-	-	-	-	777	-	777
Acquisition of treasury stock - 105,475 thousand shares	-	-	-	-	-	-	-	-	-	-	(2,772,634)	(2,772,634)
Retirement of treasury stock - 37,000 thousand shares	(370,000)	-	(815,205)	-	-	-	-	-	-	-	1,185,205	-
BALANCE, DECEMBER 31, 2011	$67,535,632	$35,693	$7,397,481	$6,039,239	$1,272,417	$20,497,470	$27,809,126	$235,088	$3,353,938	$(465,681)	$(4,731,741)	$101,169,536

(With Deloitte & Touche audit report dated March 13, 2012)

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2011 AND 2010
(In Thousands of New Taiwan Dollars)

	2011	2010

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$13,725,958	$18,337,500
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	7,512,725	6,149,218
Amortization	388,197	344,999
Compensation cost of share-based payments granted	398,496	240,108
Provision for inventory valuation and obsolescence	123,712	76,763
Impairment loss on financial assets	93,370	41,739
Impairment loss on non-financial assets	71,400	119,285
Equity in earnings of equity method investments	(4,497,292)	(9,918,123)
Cash dividends received from equity method investments	5,791,158	2,507,350
Deferred income taxes	521,427	131,490
Foreign exchange loss (gain) on long-term bank loans	377,150	(666,000)
Others	334,909	375,212
Changes in operating assets and liabilities
Financial assets for trading	(398,797)	(56,839)
Accounts receivable	(142,932)	(324,032)
Accounts receivable from related parties	37,163	(47,502)
Other receivables	(132,929)	(140,787)
Other receivables from related parties	(141,278)	(50,497)
Inventories	(505,456)	(900,711)
Other current assets	(88,950)	45,415
Financial liabilities for trading	(432,255)	427,574
Accounts payable	(172)	978,370
Accounts payable to related parties	(212,368)	29,559
Income tax payable	200,409	(64,517)
Accrued expenses	412,503	1,713,553
Other payables	58,833	91,993
Other payables to related parties	73,071	384,944
Other current liabilities	57,192	(127,836)

Net cash provided by operating activities	23,625,244	19,698,228

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of available-for-sale financial assets	(150,000)	(1,470,000)
Proceeds from disposal of available-for-sale financial assets	150,062	1,470,173
Acquisition of financial assets carried at cost	(30,914)	(23,947)
Cash received from return of capital by financial assets carried at cost	14,785	14,784
Acquisition of equity method investments	(895,405)	(13,730,817)
Proceeds from disposal of equity method investments	-	18,000
Cash received from return of capital by equity method investments	904,587	3,169
Acquisition of property, plant and equipment	(12,121,952)	(15,210,386)
Proceeds from disposal of property, plant and equipment	939,261	216,522
Decrease (increase) in guarantee deposits	(5,097)	1,275
(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2011 AND 2010
(In Thousands of New Taiwan Dollars)

	2011	2010

Increase in deferred charges	$(294,761)	$(372,510)
Increase in restricted assets	(300)	(65,000)
Acquisition of intangible assets	(7,500)	-
Decrease (increase) in other receivables	(1,081,071)	450,000

Net cash used in investing activities	(12,578,305)	(28,698,737)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase in other payables to related parties	5,249,447	3,316,080
Proceeds from short-term borrowings	302,750	-
Proceeds from long-term bank loans	20,717,740	29,369,947
Repayments of long-term bank loans	(39,114,209)	(23,459,700)
Issuance of bonds payable	7,756,810	-
Repayments of capital lease obligations	(1,543)	(9,055)
Increase in guarantee deposits received	1,320	60
Cash dividends	(3,932,419)	(1,978,190)
Proceeds from exercise of stock options by employees	589,326	499,404
Acquisition of treasury stock	(2,772,634)	(1,185,205)

Net cash provided by (used in) financing activities	(11,203,412)	6,553,341

NET DECREASE IN CASH	(156,473)	(2,447,168)

CASH, BEGINNING OF YEAR	1,632,102	4,079,270

CASH, END OF YEAR	$1,475,629	$1,632,102

SUPPLEMENTAL INFORMATION
Interest paid	$917,468	$1,095,413
Less: capitalized interest	43,746	43,533
Interest paid (excluding capitalized interest)	$873,722	$1,051,880

Income tax paid	$608,471	$519,421

Cash paid for acquisition of property, plant and equipment
Acquisition of property, plant and equipment	$13,586,160	$14,598,373
Decrease (increase) in payables	(1,464,208)	612,013
	$12,121,952	$15,210,386
Cash received from disposal of property, plant and equipment
Proceeds from disposal of property, plant and equipment	$891,973	$232,404
Decrease (increase) in other receivables	47,288	(15,882)
	$939,261	$216,522
(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2011 AND 2010
(In Thousands of New Taiwan Dollars)

	2011	2010

Cash received from return of capital by long-term investments
Cash received from return of capital by equity method investments	$-	$904,587
Decrease (increase) in other receivables from related parties	904,587	(901,418)
	$904,587	$3,169
Cash paid for acquisition of equity method investments
Acquisition of equity method investments	$1,976,476	$13,730,817
Payments by other receivables	(1,081,071)	-
	$895,405	$13,730,817

FINANCING ACTIVITIES NOT AFFECTING CASH FLOWS
Current portion of capital lease obligations	$199	$1,504
 (Concluded)
(With Deloitte & Touche audit report dated March 13, 2012)

Advanced Semiconductor Engineering, Inc. and Subsidiaries

Consolidated Financial Statements as of
December 31, 2010 and 2011 and for the
Years Ended December 31, 2009, 2010 and 2011 and
Report of Independent Registered Public Accounting Firm
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Advanced Semiconductor Engineering, Inc.

We have audited the accompanying consolidated balance sheets of Advanced Semiconductor Engineering, Inc. (a corporation incorporated under the laws of the Republic of China) and its subsidiaries (collectively, the “Company”) as of December 31, 2010 and 2011, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2011, all expressed in New Taiwan dollars.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants, auditing standards generally accepted in the Republic of China (“ROC”) and the Standards of the Public Company Accounting Oversight Board (United States).  Those rules and standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2010 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the ROC.

As discussed in Note 2 to the consolidated financial statements, the Company completed the tender offerings for the common shares of Universal Scientific Industrial Co., Ltd. (“USI”) in February and August 2010, respectively.  Upon the completion of the tender offerings, USI became a subsidiary of the Company.  As a result, the consolidated results of operations of USI and its subsidiaries from the date of acquisition had been included in the consolidated financial statements referred to above.

Accounting principles generally accepted in the ROC differ in certain significant respects from accounting principles generally accepted in the United States of America.  Information relating to the nature and effect of such differences is presented in Note 33 to the consolidated financial statements.

Our audits also comprehended the translation of New Taiwan dollar amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2 to the consolidated financial statements.  Such U.S. dollar amounts are presented solely for the convenience of the readers.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 11, 2012 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Deloitte & Touche
Taipei, Taiwan
Republic of China

April 11, 2012

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(Amounts in Thousands, Except Par Value)

	December 31				December 31
	2010	2011			2010	2011
ASSETS	NT$	NT$	US$ (Note 2)	LIABILITIES AND SHAREHOLDERS’ EQUITY	NT$	NT$	US$ (Note 2)

CURRENT ASSETS				CURRENT LIABILITIES
Cash	$23,397,557	$24,421,789	$806,798	Short-term borrowings	$14,154,518	$22,965,133	$758,676
Financial assets at fair value through profit or loss - current	1,195,273	706,755	23,348	Financial liabilities at fair value through profit or loss - current	488,818	134,274	4,436
Available-for-sale financial assets - current	338,094	48,794	1,612	Hedging derivative liabilities - current	457,494	-	-
Hedging derivative assets - current	163,670	-	-	Accounts payable	24,389,249	21,191,923	700,096
Bond investments with no active market - current	-	90,825	3,001	Income tax payable	2,739,711	2,400,592	79,306
Accounts receivable, net	33,381,917	30,475,788	1,006,799	Accrued expenses	7,843,657	8,939,719	295,333
Other receivables	1,078,537	693,016	22,894	Payable for properties	4,085,408	5,699,504	188,289
Inventories	13,170,779	13,920,757	459,886	Advance real estate receipts	41,375	47,667	1,575
Inventories related to construction business	10,125,370	16,149,498	533,515	Current portion of long-term bank loans	2,990,176	3,418,799	112,943
Deferred income tax assets - current	919,261	1,135,525	37,513	Current portion of capital lease obligations	28,838	42,161	1,393
Other current assets	1,828,467	2,488,943	82,225	Other current liabilities	2,515,258	1,922,113	63,499

Total current assets	85,598,925	90,131,690	2,977,591	Total current liabilities	59,734,502	66,761,885	2,205,546

LONG-TERM INVESTMENTS				LONG-TERM LIABILITIES
Available-for-sale financial assets - noncurrent	310,426	173,085	5,718	Hedging derivative liabilities - noncurrent	159,279	58,279	1,925
Financial assets carried at cost - noncurrent	843,740	893,283	29,511	Bonds payable	-	10,876,538	359,318
Bond investments with no active market - noncurrent	87,420	-	-	Long-term bank loans	52,363,718	39,266,414	1,297,206
Equity method investments	1,158,498	1,154,360	38,135	Capital lease obligations	10,782	23,925	790

Total long-term investments	2,400,084	2,220,728	73,364	Total long-term liabilities	52,533,779	50,225,156	1,659,239

PROPERTY, PLANT AND EQUIPMENT				OTHER LIABILITIES
Cost				Accrued pension cost	3,250,439	3,304,841	109,179
Land	3,065,169	3,075,183	101,592	Deferred income tax liabilities - noncurrent	372,525	624,740	20,639
Buildings and improvements	50,322,341	55,738,712	1,841,385	Other	409,195	678,979	22,430
Machinery and equipment	157,001,044	175,652,291	5,802,851
Transportation equipment	247,876	291,694	9,636	Total other liabilities	4,032,159	4,608,560	152,248
Furniture and fixtures	5,097,742	4,965,374	164,036
Leased assets and leasehold improvements	436,640	666,370	22,014	Total liabilities	116,300,440	121,595,601	4,017,033
Total cost	216,170,812	240,389,624	7,941,514
Less: Accumulated depreciation	(122,437,240)	(137,123,072)	(4,529,999)	EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE
Accumulated impairment	(191,210)	(313,969)	(10,372)	PARENT
	93,542,362	102,952,583	3,401,143	Capital stock
Construction in progress	1,773,002	4,059,709	134,116	Common Stock - at par value of NT$10 each
Machinery in transit and prepayments	4,538,548	4,766,744	157,474	Authorized - 8,000,000 thousand shares and 9,500,000
				thousand shares as of December 31, 2010 and 2011,
Property, plant and equipment, net	99,853,912	111,779,036	3,692,733	respectively
				Issued - 6,051,987 thousand shares and 6,753,563 thousand
INTANGIBLE ASSETS				shares as of December 31, 2010 and 2011, respectively	60,519,872	67,535,632	2,231,108
Goodwill	10,408,023	10,374,501	342,732	Capital received in advance	299,698	35,693	1,179
Land use rights	2,173,907	3,420,700	113,006	Total capital stock	60,819,570	67,571,325	2,232,287
Other intangible assets	2,666,190	1,977,214	65,320	Capital surplus
				Capital in excess of par value	1,197,845	1,615,449	53,368
Total intangible assets	15,248,120	15,772,415	521,058	Treasury stock transactions	2,136,353	1,402,632	46,337
				Long-term investments	3,527,240	3,522,280	116,362
OTHER ASSETS				Employee stock options	319,147	857,120	28,316
Idle assets	1,249,047	1,114,054	36,804	Total capital surplus	7,180,585	7,397,481	244,383
Guarantee deposits	78,453	99,779	3,296	Retained earnings	24,972,944	27,809,126	918,703
Deferred charges	1,381,510	1,045,356	34,534	Other equity adjustments
Deferred income tax assets - noncurrent	2,067,877	1,459,103	48,203	Unrealized gain on financial instruments	246,303	235,088	7,766
Restricted assets	236,516	218,178	7,208	Cumulative translation adjustments	(1,120,618)	3,353,938	110,801
Other	25,321	37,756	1,248	Unrecognized pension cost	(398,103)	(465,681)	(15,384)
				Treasury stock - 151,792 thousand shares and 233,456
Total other assets	5,038,724	3,974,226	131,293	thousand shares as of December 31, 2010 and 2011,
				respectively	(3,144,312)	(4,731,741)	(156,318)
				Total other equity adjustments	(4,416,730)	(1,608,396)	(53,135)

				Total equity attributable to shareholders of the parent	88,556,369	101,169,536	3,342,238

				MINORITY INTEREST	3,282,956	1,112,958	36,768

				Total shareholders' equity	91,839,325	102,282,494	3,379,006

TOTAL	$208,139,765	$223,878,095	$7,396,039	TOTAL	$208,139,765	$223,878,095	$7,396,039

The accompanying notes are an integral part of the consolidated financial statements.
(With Deloitte & Touche audit report dated April 11, 2012)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(Amounts in Thousands, Except Per Share Data)

	Year Ended December 31
	2009	2010	2011
	NT$	NT$	NT$	US$ (Note 2)
NET REVENUES
Packaging	$67,935,456	$101,071,294	$102,677,289	$3,392,048
Testing	15,795,108	21,956,997	21,932,231	724,553
Electronic manufacturing service	-	59,577,374	57,850,415	1,911,147
Other	2,044,750	6,137,132	2,887,271	95,384

Total net revenues	85,775,314	188,742,797	185,347,206	6,123,132

COST OF REVENUES
Packaging	55,387,593	79,750,674	82,470,911	2,724,510
Testing	11,342,103	13,711,338	14,953,679	494,010
Electronic manufacturing service	-	53,095,183	51,499,967	1,701,353
Other	703,948	1,641,029	1,413,846	46,708

Total cost of revenues	67,433,644	148,198,224	150,338,403	4,966,581

GROSS PROFIT	18,341,670	40,544,573	35,008,803	1,156,551

OPERATING EXPENSES
Research and development	3,611,950	6,162,191	7,117,964	235,149
Selling	1,209,199	2,909,643	2,770,045	91,511
General and administrative	4,310,692	7,373,733	8,299,543	274,184

Total operating expenses	9,131,841	16,445,567	18,187,552	600,844

INCOME FROM OPERATIONS	9,209,829	24,099,006	16,821,251	555,707

NON-OPERATING INCOME AND GAINS
Interest income	173,870	215,228	330,674	10,924
Gain on valuation of financial assets, net	934,938	1,169,434	1,118,488	36,950
Foreign exchange gain, net	4,203	317,553	36,203	1,196
Equity in earnings of equity method investments	330,117	72,980	96,938	3,202
Dividend income	4,345	11,551	621,488	20,532
Gain on disposal of property, plant and equipment	-	-	82,485	2,725
Others	615,849	770,201	772,432	25,518

Total non-operating income and gains	2,063,322	2,556,947	3,058,708	101,047

NON-OPERATING EXPENSES AND LOSSES
Interest expense	1,508,023	1,386,011	1,666,325	55,049
Loss on valuation of financial liabilities, net	645,774	1,092,316	250,435	8,273
Impairment loss	11,117	251,402	448,056	14,802
Loss on disposal of property, plant and equipment	26,208	445,276	-	-
Others	693,639	657,319	517,982	17,112

Total non-operating expenses and losses	2,884,761	3,832,324	2,882,798	95,236

INCOME BEFORE INCOME TAX	8,388,390	22,823,629	16,997,161	561,518

INCOME TAX EXPENSE	1,484,922	3,628,740	3,018,212	99,709

NET INCOME	$6,903,468	$19,194,889	$13,978,949	$461,809

ATTRIBUTABLE TO
Shareholders of the parent	$6,744,546	$18,337,500	$13,725,958	$453,451
Minority interest	158,922	857,389	252,991	8,358

	$6,903,468	$19,194,889	$13,978,949	$461,809
 (Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(Amounts in Thousands, Except Per Share Data)

	Year Ended December 31
	2009	2010	2011
	NT$	NT$	NT$	US$ (Note 2)

EARNINGS PER SHARE
Basic earnings per share
Before income tax	$1.21	$2.89	$2.28	$0.08
After income tax	$1.07	$2.78	$2.08	$0.07

Diluted earnings per share
Before income tax	$1.20	$2.83	$2.23	$0.07
After income tax	$1.05	$2.73	$2.03	$0.07

EARNINGS PER ADS
Basic earnings per ADS
Before income tax	$6.06	$14.45	$11.42	$0.38
After income tax	$5.33	$13.92	$10.41	$0.34

Diluted earnings per ADS
Before income tax	$5.98	$14.16	$11.14	$0.37
After income tax	$5.26	$13.64	$10.16	$0.34

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated April 11, 2012)	(Concluded)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2011 AND 2010
(Amounts in Thousands)

								Other Equity Adjustments
								Unrea-lized
		Capital		Retained Earnings				Gain (Loss)	Cumu-lative
		Re-ceived				Unappro-		on Financial	Trans-lation	Unrecog-nized			Total Share-
	Capital Stock	in Advance	Capital Surplus	Legal Reserve	Special Reserve	priated Earnings	Total	Instru-ments	Adjust-ments	Pension Cost	Treasury Stock	Minority Interest	holders’ Equity

New Taiwan Dollars

BALANCE, JANUARY 1, 2009	$56,904,278	$3,387	$6,373,287	$2,915,029	$-	$6,306,375	$9,221,404	$(439,438)	$4,873,957	$(230,401)	$(7,034,480)	$2,288,748	$71,960,742
Appropriations of 2008 earnings
Legal reserve	-	-	-	616,005	-	(616,005)	-	-	-	-	-	-	-
Cash dividends - 5.0%	-	-	-	-	-	(2,736,568)	(2,736,568)	-	-	-	-	-	(2,736,568)
Adjustment of equity method investments	-	-	1,369	-	-	27	27	380,464	-	8,793	-	-	390,653
Cash dividends received by subsidiaries from parent company	-	-	160,895	-	-	-	-	-	-	-	-	-	160,895
Change in unrealized gain (loss) on cash flow hedging financial instruments	-	-	-	-	-	-	-	84,472	-	-	-	-	84,472
Stock options exercised by employees	74,245	131,818	32,726	-	-	-	-	-	-	-	-	-	238,789
Net income in 2009	-	-	-	-	-	6,744,546	6,744,546	-	-	-	-	158,922	6,903,468
Cumulative translation adjustments	-	-	-	-	-	-	-	-	(1,597,449)	-	-	433,118	(1,164,331)
Change in net loss not recognized as pension cost	-	-	-	-	-	-	-	-	-	(27,033)	-	3,545	(23,488)
Acquisition of treasury stock - 109,274 thousand shares	-	-	-	-	-	-	-	-	-	-	(1,314,273)	-	(1,314,273)
Retirement of treasury stock - 217,974 thousand shares	(2,179,740)	-	(234,522)	-	-	-	-	-	-	-	2,414,262	-	-
Changes in minority interest	-	-	-	-	-	-	-	-	-	-	-	213,335	213,335
BALANCE, DECEMBER 31, 2009	54,798,783	135,205	6,333,755	3,531,034	-	9,698,375	13,229,409	25,498	3,276,508	(248,641)	(5,934,491)	3,097,668	74,713,694
Appropriations of 2009 earnings
Legal reserve	-	-	-	674,455	-	(674,455)	-	-	-	-	-	-	-
Stock dividends - 8.4%	4,615,775	-	-	-	-	(4,615,775)	(4,615,775)	-	-	-	-	-	-
Cash dividends - 3.6%	-	-	-	-	-	(1,978,190)	(1,978,190)	-	-	-	-	-	(1,978,190)
Issuance of common stock from capital surplus	879,195	-	(879,195)	-	-	-	-	-	-	-	-	-	-
Adjustment of equity method investments	-	-	(9,510)	-	-	-	-	124,744	-	(22,109)	-	-	93,125
Change in unrealized gain (loss) on available-for-sale financial assets	-	-	-	-	-	-	-	(9,290)	-	-	-	(2,467)	(11,757)
Disposal of treasury stock held by subsidiaries	-	-	1,271,532	-	-	-	-	-	-	-	3,975,384	-	5,246,916
Disposal of equity method investments	-	-	(1,472)	-	-	-	-	-	-	8	-	-	(1,464)
Cash dividends received by subsidiaries from parent company	-	-	37,536	-	-	-	-	-	-	-	-	-	37,536
Change in unrealized gain (loss) on cash flow hedging financial instruments	-	-	-	-	-	-	-	105,351	-	-	-	-	105,351
Compensation recognized for employee stock options granted	-	-	319,147	-	-	-	-	-	-	-	-	-	319,147
Stock options exercised by employees	226,119	164,493	108,792	-	-	-	-	-	-	-	-	-	499,404
Net income in 2010	-	-	-	-	-	18,337,500	18,337,500	-	-	-	-	857,389	19,194,889
Cumulative translation adjustments	-	-	-	-	-	-	-	-	(4,397,126)	-	-	(82,906)	(4,480,032)
Change in net loss not recognized as pension cost	-	-	-	-	-	-	-	-	-	(127,361)	-	(2,981)	(130,342)
Acquisition of treasury stock - 37,000 thousand shares	-	-	-	-	-	-	-	-	-	-	(1,185,205)	-	(1,185,205)
Changes in minority interest	-	-	-	-	-	-	-	-	-	-	-	(453,713)	(453,713)
Changes in minority interest from acquisition of subsidiaries	-	-	-	-	-	-	-	-	-	-	-	(130,034)	(130,034)
BALANCE, DECEMBER 31, 2010	60,519,872	299,698	7,180,585	4,205,489	-	20,767,455	24,972,944	246,303	(1,120,618)	(398,103)	(3,144,312)	3,282,956	91,839,325
Appropriations of 2010 earnings
Legal reserve	-	-	-	1,833,750	-	(1,833,750)	-	-	-	-	-	-	-
Special reserve	-	-	-	-	1,272,417	(1,272,417)	-	-	-	-	-	-	-
Stock dividends - 11.5%	6,957,357	-	-	-	-	(6,957,357)	(6,957,357)	-	-	-	-	-	-
Cash dividends - 6.5%	-	-	-	-	-	(3,932,419)	(3,932,419)	-	-	-	-	-	(3,932,419)
Adjustment of equity method investments	-	-	(4,960)	-	-	-	-	(174,005)	-	(68,355)	-	-	(247,320)
Cash dividends received by subsidiaries from parent company	-	-	74,160	-	-	-	-	-	-	-	-	-	74,160
Change in unrealized gain (loss) on available-for-sale financial assets	-	-	-	-	-	-	-	9,290	-	-	-	(1,470)	7,820
Change in unrealized gain (loss) on cash flow hedging financial instruments	-	-	-	-	-	-	-	153,500	-	-	-	-	153,500
Compensation recognized for employee stock options granted	-	-	537,973	-	-	-	-	-	-	-	-	-	537,973
Stock options exercised by employees	428,403	(264,005)	424,928	-	-	-	-	-	-	-	-	-	589,326
Net income in 2011	-	-	-	-	-	13,725,958	13,725,958	-	-	-	-	252,991	13,978,949
Cumulative translation adjustments	-	-	-	-	-	-	-	-	4,474,556	-	-	95,701	4,570,257
Change in net loss not recognized as pension cost	-	-	-	-	-	-	-	-	-	777	-	3,079	3,856
Acquisition of treasury stock - 105,475 thousand shares	-	-	-	-	-	-	-	-	-	-	(2,772,634)	-	(2,772,634)
Retirement of treasury stock - 37,000 thousand shares	(370,000)	-	(815,205)	-	-	-	-	-	-	-	1,185,205	-	-
Changes in minority interest	-	-	-	-	-	-	-	-	-	-	-	(44,294)	(44,294)
Changes in minority interest from acquisition of subsidiaries	-	-	-	-	-	-	-	-	-	-	-	(2,476,005)	(2,476,005)
BALANCE, DECEMBER 31, 2011	$67,535,632	$35,693	$7,397,481	$6,039,239	$1,272,417	$20,497,470	$27,809,126	$235,088	$3,353,938	$(465,681)	$(4,731,741)	$1,112,958	$102,282,494
BALANCE, DECEMBER 31, 2011 (U.S. Dollars)	$2,231,108	$1,179	$244,383	$199,512	$42,036	$677,155	$918,703	$7,766	$110,801	$(15,384)	$(156,318)	$36,768	$3,379,006

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated April 11, 2012)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in Thousands)

	Year Ended December 31
	2009	2010	2011
	NT$	NT$	NT$	US$ (Note 2)

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$6,903,468	$19,194,889	$13,978,949	$461,809
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	16,775,929	18,473,333	21,319,438	704,309
Amortization	862,153	1,381,140	1,625,958	53,715
Compensation cost for employee stock options granted	-	319,147	537,973	17,772
Provision for inventory valuation and obsolescence	191,904	340,268	433,418	14,318
Equity in earnings of equity method investments	(330,117)	(72,980)	(96,938)	(3,202)
Cash dividends received from equity method investments	82,299	20,589	27,452	907
Deferred income taxes	229,744	55,764	460,403	15,210
Impairment loss	11,117	251,402	448,056	14,802
Loss (gain) on disposal of property, plant and equipment	26,208	445,276	(82,485)	(2,725)
Others	380,208	(783,535)	683,748	22,588
Changes in operating assets and liabilities
Financial assets for trading	(487,231)	(75,120)	488,518	16,139
Accounts receivable	(6,564,102)	(1,472,061)	765,343	25,284
Other receivables	(35,730)	(394,236)	376,945	12,453
Inventories	(1,509,143)	(2,171,624)	(1,191,659)	(39,368)
Inventories related to construction business	(6,107,080)	(2,874,177)	(3,908,426)	(129,119)
Other current assets	(411,045)	(132,716)	(697,969)	(23,058)
Financial liabilities for trading	(8,346)	410,778	(354,544)	(11,713)
Accounts payable	3,786,668	1,656,567	(3,197,294)	(105,626)
Income tax payable	(83,789)	1,462,879	(339,119)	(11,203)
Accrued expenses	259,250	2,239,267	1,095,081	36,177
Advance real estate receipts	1,507,472	(1,466,097)	6,292	208
Other current liabilities and other liabilities	37,391	156,341	(442,434)	(14,616)

Net cash provided by operating activities	15,517,228	36,965,094	31,936,706	1,055,061

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of available-for-sale financial assets	(42,695,001)	(16,670,994)	(1,700,000)	(56,161)
Proceeds from disposal of available-for-sale financial assets	38,971,185	20,883,928	2,078,725	68,673
Acquisition of bond investments with no active market	(97,740)	-	-	-
Proceeds from disposal of bond investments with no active market	450,000	-	-	-
Acquisition of financial assets carried at cost	(154,544)	(42,892)	(97,130)	(3,209)
Cash received from return of capital by financial assets carried at cost	3,203	28,556	24,308	803
Acquisition of equity method investments	(84,000)	-	(285,709)	(9,439)
Acquisition of subsidiaries	-	(6,181,583)	(2,106,203)	(69,581)

(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in Thousands)

	Year Ended December 31
	2009	2010	2011
	NT$	NT$	NT$	US$ (Note 2)

Cash received from return of capital by equity method investments	$-	$3,169	$267,478	$8,836
Acquisition of property, plant and equipment	(11,445,621)	(34,109,113)	(29,417,906)	(971,850)
Proceeds from disposal of property, plant and equipment	93,116	261,010	1,292,012	42,683
Decrease (increase) in guarantee deposits	(246,280)	255,260	(40,405)	(1,335)
Decrease (increase) in other receivables	(450,000)	450,000	-	-
Decrease (increase) in restricted assets	13,851	(17,834)	55,505	1,834
Acquisition of intangible assets	(1,020)	(231,813)	(1,158,835)	(38,283)
Increase in other assets	(337,864)	(713,149)	(942,537)	(31,138)

Net cash used in investing activities	(15,980,715)	(36,085,455)	(32,030,697)	(1,058,167)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from (repayments of):
Short-term borrowings	4,245,726	(2,714,111)	8,810,615	291,067
Bonds payable	(1,375,000)	-	-	-
Proceeds from long-term bank loans	31,145,664	32,586,219	29,852,451	986,206
Repayments of long-term bank loans and net changes in capital lease obligations	(33,385,917)	(25,792,377)	(43,757,641)	(1,445,578)
Issuance of bonds payable	-	-	10,841,834	358,171
Increase (decrease) in guarantee deposits received	28,800	(2,269)	(6,789)	(224)
Cash dividends, net of cash dividends received by subsidiaries	(2,575,673)	(1,940,654)	(3,858,259)	(127,461)
Proceeds from exercise of stock options by employees	238,789	499,404	589,326	19,469
Repurchase of treasury stock	(1,314,273)	(1,185,205)	(2,772,634)	(91,597)
Increase (decrease) in minority interest	213,335	250,448	(41,537)	(1,372)

Net cash provided by (used in) financing activities	(2,778,549)	1,701,455	(342,634)	(11,319)

EFFECT OF EXCHANGE RATE CHANGES	(339,400)	(1,741,031)	1,460,857	48,261

NET INCREASE (DECREASE) IN CASH	(3,581,436)	840,063	1,024,232	33,836

CASH, BEGINNING OF YEAR	26,138,930	22,557,494	23,397,557	772,962

CASH, END OF YEAR	$22,557,494	$23,397,557	$24,421,789	$806,798

SUPPLEMENTAL INFORMATION
Interest paid	$1,832,333	$1,683,056	$1,784,181	$58,943
Less: Capitalized interest	(173,169)	(296,827)	(263,307)	(8,699)
Interest paid (excluding capitalized interest)	$1,659,164	$1,386,229	$1,520,874	$50,244

Income tax paid	$1,338,967	$2,110,097	$2,896,928	$95,703
(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in Thousands)

	Year Ended December 31
	2009	2010	2011
	NT$	NT$	NT$	US$ (Note 2)

Cash paid for acquisition of property, plant and equipment
Acquisition of property, plant and equipment	$12,631,932	$34,761,050	$31,032,002	$1,025,173
Increase in payable	(1,186,311)	(651,937)	(1,614,096)	(53,323)
	$11,445,621	$34,109,113	$29,417,906	$971,850

Cash received from disposal of property, plant and equipment
Proceeds from disposal of property, plant and equipment	$115,263	$290,165	$1,283,436	$42,400
Decrease (increase) in other receivables	(22,147)	(29,155)	8,576	283
	$93,116	$261,010	$1,292,012	$42,683

FINANCING ACTIVITIES NOT AFFECTING CASH FLOWS
Current portion of long-term bank loans	$923,284	$2,990,176	$3,418,799	$112,943
Current portion of capital lease obligations	12,055	28,838	42,161	1,393
Payable to minority interest	-	718,023	-	-
(Continued)

In addition to the disclosures in Note 2 to the consolidated financial statements, the supplemental information regarding the acquisitions of newly consolidated subsidiaries is shown as follows:

a.
Advanced Semiconductor Engineering, Inc. (“ASE Inc.” or including its subsidiaries, collectively the “Company”), and its subsidiaries acquired shareholdings of Universal Scientific Industrial Co., Ltd. (“USI”) in February 2010 and the net cash receipts and fair values of acquired assets and liabilities of USI at acquisition date were shown as follows:

NT$

Current assets	$29,599,348
Long-term investments	497,508
Property, plant and equipment, net	6,866,077
Other assets	4,743,627
Current liabilities	(19,490,014)
Long-term bank loans (including current portion)	(100,000)
Other liabilities	(365,877)
21,750,669
Percentage of acquired shareholdings	60.07%
13,065,626
Goodwill	409,430
Total consideration	13,475,056
Less: Acquired through delivery of treasury stock	(5,246,916)
8,228,140
Less: Cash received of acquired company at acquisition date	(8,842,323)
Net cash inflow from the acquisition	$(614,183)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in Thousands)

b.
The Company acquired 100% shareholdings of EEMS Test Singapore Pte. Ltd. from its parent company, EEMS Asia Pte. Ltd. in August 2010. The net cash payments and fair values of acquired assets and liabilities of EEMS Test Singapore Pte. Ltd. at the acquisition date were shown as follows:

NT$

Current assets	$659,669
Property, plant and equipment, net	1,472,944
Other assets	145,694
Current liabilities	(102,192)
Long-term bank loans (including current portion)	(108,077)
2,068,038
Goodwill	236,287
Total consideration	2,304,325
Less: Cash received of acquired company at acquisition date	(175,676)

Net cash outflow from the acquisition	$2,128,649

c.
Power ASE Technology Inc. (“PowerASE”) acquired 84.25% shareholdings of Lu - Chu Development Corporation (“Luchu”) from Powerchip Technology Corporation (“PSC”) and its affiliates in October and November 2011.  The net cash payments and fair values of acquired assets and liabilities of Luchu at the acquisition date were shown as follows:

	NT$	US$ (Note 2)

Current assets	$1,636,455	$54,062
Other assets	4	-
Current liabilities	(981)	(32)
Long-term bank loans	(60,000)	(1,982)
	1,575,478	52,048
Percentage of acquired shareholdings	84.25%	84.25%
	1,327,339	43,850
Goodwill	38,899	1,285
Total consideration	1,366,238	45,135
Less : Cash received of acquired company at acquisition date	(13,709)	(453)
Credit by accounts receivable	(1,000,000)	(33,036)
Other payables under “other liabilities – other”	(200,000)	(6,607)

Net cash outflow from the acquisition	$152,529	$5,039

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated April 11, 2012)	(Concluded)

■Attachment IV

Advanced Semiconductor Engineering, Inc.
Issuance and conversion policies for privately placed overseas unsecured convertible bonds (Tentative)

1.	Total amount on offer

The maximum amount of corporate bonds issued by the Company is US$●. Each security has a face value of US$● and is issued at its full value.

2.	Issuance duration

● years.

3.	Coupon rate

Annual percentage rate is 0% to 5%.

4.	Date and manner of principal repayment

Exception for cases where the bondholders exercise the rights to convert or sell back the bonds, or the Company repurchases and cancels the bonds, the Company shall make repayments to each bondholder at maturity the amount equal to the face value of the bonds plus the interest accrued as compensation in one lump sum cash payment.

5.	Manner of issuance

The current private placement of overseas convertible bonds will be issued outside the Republic of China, and will be subject to the laws and regulations of the offshore placement country and handled based on common practices in international markets.

6.	Conversion price and conversion policy

The conversion price shall be no less than the closing price of the Company's common stocks prevailing in the Taiwan Stock Exchange (TSE) on the pricing date, or the simple arithmetic mean of stock prices within one business day, three business days or five business days prior to the pricing date, upon ex-right (or ex-right upon capital reduction) and ex-dividend of the gratis dividend allocation, or 80% of the simple arithmetic mean of stock prices over the period of thirty business days prior to the pricing date, upon ex-right (or ex-right upon capital reduction) and ex-dividend of the gratis dividend allocation. The shareholders' meeting is asked to authorize the Board of Directors to proceed at its discretion in determining the actual price.Following the issuance of these bonds, in the event that the Company's common shares issued (or privately placed) have increased in quantity (including but not limited to issuance via public offer or private placement for capital increase, capital increase by earnings recapitalization, capital increase by capital reserve, capital increase by employee dividend, merger or consolidation of companies or transfer of shares to other companies for new share issuance, stock splits and cash capital increase for Global Depositary Receipt purposes), distribution of cash or stock dividend, various securities with the conversion rights of common stocks or subscription rights convertible at a price lower than the current price or reissue at the subscription (or private placement), or the reduction of the number of the Company's common shares due to reason other than capital reduction via the cancellation of treasury shares, the conversion prices shall be adjusted accordingly.
After the bonds have been issue for ● full months and before the maturity date, the bondholders may exercise their rights to convert the bonds to common shares at any time, except during the period specified by law to suspend ownership transfer.

7.           The Company's repurchase right with respect to these bonds

The Company may opt not to include repurchase right, or it may repurchase these bonds outstanding in cash at face value or with interest compensation in the following circumstances.
1. Where the outstanding balance of the bonds reaches 10% of the total issued amount during the period from the day following the first anniversary of the bonds' issuance to 40 days prior to the maturity date of the bonds.
2. Where the closing prices of the Company's common shares on the centralized exchange exceed the conversion price of the bond at the time by 30% or more for 30 consecutive business days during the period from the day following the first anniversary of the bonds' issuance to 40 days prior to the maturity date of the bonds.

8.           Bondholders' reverse repurchase right:

The Company may opt not to include reverse repurchase right or the right for the bondholder to demand that the Company redeem these bonds at the price calculated at the yield of ● % per annum in whole or in part after the bonds have been issued for ● full months.

9.	Supplemental public issuance of shares following the conversion of these corporate bonds

The shares converted from these bonds three full years after they have been delivered may be filed with the FSC for public issuance. They may also be listed on the TSE after the application to the Taiwan Stock Exchange Corporation for listing has been approved.

10.           Applicable laws

The issuance, management and disposal of these corporate bonds are subject to the laws of the State of New York. However, the approval of the issuance of these corporate bonds and the exercise of conversion rights shall be carried out in accordance with the laws of the Republic of China and are governed by the laws of the Republic of China.

11.           Restrictions on sale

These corporate bonds may not be offered, sold or delivered within the territory of the Republic of China. These corporate bonds shall be offered in accordance with the laws and regulations of the country located outside of the territory of the Republic of China.

12.           Taxes

1.           Withholding tax rate: According to existing tax laws, for a profit-seeking enterprise without a fixed place of business within the territory of the Republic of China, or an individual not residing in the territory of the Republic of China, the interest and premium income received from holding these corporate bonds shall be subject to a 15% withholding tax treatment.
2.           Securities transaction tax: Investors shall be responsible for paying tax equal to 0.3% of the total sale price at the time of the shares' sale.

The above withholding tax rate and securities transaction tax are current requirements; the latest applicable tax rates shall apply if changes to the taxation laws of the Republic of China are made.

■Attachment V
Advanced Semiconductor Engineering, Inc.
Issuance and conversion policies for privately placed overseas subordinated convertible perpetuities (Tentative)

1.           Total amount on offer

The maximum amount of corporate bonds issued by the Company is US$●. Each security has a face value of US$● and is issued at its full value.

2.           Coupon rate

The annual percentage rate of the coupon is ●%. This annual percentage may, subject to the agreement, be raised after the bond(s) have been issued for a specified period of time; payment of the interest may also be deferred.

3.           Issuance duration

There is no maturity date.

4.           Order of claims

Except under specific circumstances, these bonds are subordinate to the Company's general creditors but superior to the residual claims on asset distribution by the Company's shareholders.
5.           Conversion price and conversion policy

The conversion price shall be no less than the closing price of the Company's common stocks prevailing in the Taiwan Stock Exchange (TSE) on the pricing date, or the simple arithmetic mean of stock prices within one business day, three business days or five business days prior to the pricing date, upon ex-right (or ex-right upon capital reduction) and ex-dividend of the gratis dividend allocation, or 80% of the simple arithmetic mean of stock prices over the period of thirty business days prior to the pricing date, upon ex-right (or ex-right upon capital reduction) and ex-dividend of the gratis dividend allocation. The shareholders' meeting is asked to authorize the Board of Directors to proceed at its discretion in determining the actual price.

Following the issuance of these bonds, in the event that the Company's common shares issued (or privately placed) have increased in quantity (including but not limited to issuance via public offer or private placement for capital increase, capital increase by earnings recapitalization, capital increase by capital reserve, capital increase by employee dividend, merger or consolidation of companies or transfer of shares to other companies for new share issuance, stock splits and cash capital increase for Global Depositary Receipt purposes), distribution of cash or stock dividend, various securities with the conversion rights of common stocks or subscription rights convertible at a price lower than the current price or reissue at the subscription (or private placement), or the reduction of the number of the Company's common shares due to reason other than capital reduction via the cancellation of treasury shares, the conversion prices shall be adjusted accordingly.

After the bonds have been issue for ● full months and before the maturity date, the bondholders may exercise their rights to convert the bonds to the issuing company's common shares at any time or to participate in the issuance of Global Depositary Receipt, except during the period specified by law to suspend ownership transfer.

6.           The Company's repurchase right with respect to these bonds

The Company may opt to repurchase these bonds in cash at face value or with interest compensation after the bonds have been issued for five full years or seven full years.

7.	Supplemental public issuance of shares following the conversion of these corporate bonds

The shares converted from these bonds three full years after they have been delivered may be filed with the FSC for public issuance. They may also be listed on the TSE after the application to the Taiwan Stock Exchange Corporation for listing has been approved.

8.	Taxes

1.        Withholding tax rate: According to existing tax laws, for a profit-seeking enterprise without a fixed place of business within the territory of the Republic of China, or an individual not residing in the territory of the Republic of China, the interest and premium income received from holding these corporate bonds shall be subject to a 15% withholding tax treatment.

2.          Securities transaction tax: Investors shall be responsible for paying tax equal to 0.3% of the total sale price at the time of the shares' sale.

The above withholding tax rate and securities transaction tax are current requirements; the latest applicable tax rates shall apply if changes to the taxation laws of the Republic of China have been made.

■Attachment VI

Advanced Semiconductor Engineering, Inc.

Table of Comparison of the Revised Procedure for the Acquisition or Disposal of Assets
Original Provisions	Provisions after Revision
Article 1: Purpose and Legal Basis
For the purposes of protecting assets and ensuring proper disclosure of information, we have established the Procedure based on relevant provisions of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies promulgated by the Financial Supervisory Commission (hereinafter referred to as "FSC"), Executive Yuan. Any matters not covered herein shall be handled in accordance with relevant laws and regulations.

Article 1: Purpose and Legal Basis
For the purposes of protecting assets and ensuring proper disclosure of information, we have established the Procedure based on relevant provisions of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies promulgated by the Financial Supervisory Commission (hereinafter referred to as "FSC"), Executive Yuan, and the requirements contained herein shall be complied with. Any matters not covered by the Procedure shall be handled in accordance with relevant laws and regulations.

Article 7: Procedure for the Acquisition or Disposal of Securities

A.      Operating Procedures

1.     The acquisition or disposal of short-and long-term securities by the Company shall be carried out in accordance with the investment cycle operation of the Company's internal control system.

2.      Authorized amount and level of approval

I.      Apart from the acquisition or disposal of short-term securities and matters associated with financial deployment (e.g., bonds with repurchase agreements and bond funds), where the responsible department shall carry out in accordance with the internally approved authorization, if the amount of the acquisition or disposal of short- and long-term securities is NT$300 million or less, the President is authorized to approve the transaction, which should be submitted to the Board of Directors subsequently for ratification; and if the amount of the acquisition or disposal of short- and long-term securities exceeds NT$300 million, the transaction may only be carried out after it has been submitted to and approved by the Board of Directors.

II.    An investment in mainland China must first be approved by the shareholders' meeting or implemented by the Board of Directors upon authorization by the shareholders' meeting, and an application must be submitted to the Investment Commission, MOEA for approval before being carried out.

III.   If the acquisition or disposal of assets calls for the passing of a resolution or ratification by the shareholders' meeting, as required by the provisions of the Company Act or other applicable laws, proceed in accordance with the regulatory requirements.

3.      Responsible department
         The acquisition or disposal of short- and long-term securities by the Company shall be carried out  by the Finance Department.

B.      Evaluation procedure

1.     When acquiring or disposing of securities, the Company shall first obtain the target entity's latest financial statements or other relevant information that has been certified or reviewed by a certified public accountant; the responsible department shall then carry out relevant benefit analysis and evaluate the potential investment risks.

2.     Determination of prices and basis of reference:

I.      The prices of securities acquired or disposed of in a centralized securities exchange market or an over-the-counter market shall be determined by their prices at the time of transactions.

II.     When acquiring or disposing of securities via methods other than a centralized securities exchange market or an over-the-counter market, it is necessary to take into consideration the net worth per share, profitability, future development potential, market interest rates, bond coupon rate and the credit ratings of the debtors, and price negotiations shall be based on the latest available traded prices.

C.      If the transaction amount associated with the acquisition or disposal of securities by the Company exceeds 20% of the Company's total paid-in capital or NT$300 million, a certified public accountant should be consulted for his or her opinion with regard to the reasonableness of the transaction price. However, the above need not apply where there is an active market for the securities and public price quotations are available, or otherwise specified by the FSC.

Article 7: Procedure for the Acquisition or Disposal of Securities

A.      Operating Procedures

1.      The acquisition or disposal of short-and long-term securities by the Company shall be carried out in accordance with the investment cycle operation of the Company's internal control system.

2.      Authorized amount and level of approval

I.      Apart from the acquisition or disposal of short-term securities and matters associated with financial deployment (e.g., bonds with repurchase agreements and bond funds), where the responsible department shall carry out in accordance with the internally approved authorization, if the amount of the acquisition or disposal of short- and long-term securities is NT$300 million or less, the President is authorized to approve the transaction, which should be submitted to the Board of Directors subsequently for ratification; and if the amount of the acquisition or disposal of short- and long-term securities exceeds NT$300 million, the transaction may only be carried out after it has been submitted to and approved by the Board of Directors.

II.      An investment in mainland China must first be approved by the shareholders' meeting or implemented by the Board of Directors upon authorization by the shareholders' meeting, and an application must be submitted to the Investment Commission, MOEA for approval before being carried out.

III.      If the acquisition or disposal of assets calls for the passing of a resolution or ratification by the shareholders' meeting, as required by the provisions of the Company Act or other applicable laws, proceed in accordance with the regulatory requirements.

3.      Responsible department
The acquisition or disposal of short- and long-term securities by the Company shall be carried out by the Finance Department.

B.      Evaluation procedure

1.      When acquiring or disposing of securities, the Company shall, prior to the day of occurrence of such action, first obtain the target entity's latest financial statements or other relevant information that has been certified or reviewed by a CPA; the responsible department shall then carry out relevant benefit analysis and evaluate the potential investment risks.

2.      Determination of prices and basis of reference:

I. The prices of securities acquired or disposed of in a centralized securities exchange market or an over-the-counter market shall be determined by their prices at the time of transactions.

II.      When acquiring or disposing of securities via methods other than a centralized securities exchange market or an over-the-counter market, it is necessary to take into consideration the net worth per share, profitability, future development potential, market interest rates, bond coupon rate and the credit ratings of the debtors, and price negotiations shall be based on the latest available traded prices.

C.      If the transaction amount associated with the acquisition or disposal of securities by the Company exceeds 20% of the Company's total paid-in capital or NT$300 million, a certified public accountant should be consulted for his or her opinion with regard to the reasonableness of the transaction price prior to the day of occurrence of the transaction. If it is necessary for the accountant to utilize the report of an expert, provisions of the Statement of Auditing Standards No. 20 published by the Accounting Research and Development Foundation (ARDF) shall be followed. However, the above need not apply where there is an active market for the securities and public price quotations are available, or otherwise specified by the FSC.

Article 8: Procedure for the Acquisition or Disposal of Real Estate Properties or Other Fixed Assets

A      Operating Procedures

1.      The acquisition or disposal of real estate properties or other fixed assets by the Company shall be carried out in accordance with the fixed assets cycle operation of the Company's internal control system.

2.      Authorized amount and level of approval

I.      The acquisition or disposal of real estate properties or other fixed assets by the Company shall be carried out in accordance with all internally approved levels of authorization and submitted to each level for approval.

II.     If it is necessary to conclude the business rapidly under time constraints in order to accommodate business requirements when entering into a transaction agreement with a counterparty, where the amount does not exceed 1% of the Company's latest financial statement's net income, approval may first be secured from the President to complete the agreement, which shall then be submitted to the next board meeting for ratification.

III.   If the acquisition or disposal of assets calls for the passing of a resolution or ratification by the shareholders' meeting, as required by the provisions of the Company Act or other applicable laws, proceed in accordance with the regulatory requirements.

3.      Responsible department

The acquisition or disposal of real estate properties and other fixed assets by the Company shall be carried out by the requesting department and other departments with corresponding responsibilities.

B      Evaluation procedure:

1.      When acquiring or disposing real estate properties and other fixed assets of the Company, the responsible department shall first prepare a capital expenditure proposal containing a feasibility assessment based on the purpose of the acquisition or disposal of the assets, expected benefits and other information.

2.      Determination of prices and basis of reference

I.      When acquiring or disposing a real estate property, factors such as its published present value, appraised value and actual transaction prices of other properties in its vicinity shall be taken into consideration in the negotiation of transaction terms and price.

II.      The acquisition or disposal of other fixed assets shall be carried out via price inquiry, restricted tendering or single tendering, or via open tender.

C      Where the acquisition or disposal of real estate properties or other fixed assets is compliant with specific requirements, an appraisal report from a professional appraiser must be obtained.

In acquiring or disposing of real estate property or other fixed assets where the transaction amount exceeds 20% of the Company's paid-in capital or NT$300 million, the Company, unless transacting with a government agency, engaging others to build on its own land, engaging others to build on rented land, or acquiring or disposing of machinery and equipment for business use, shall obtain an appraisal report from a professional appraiser and shall further comply with the following provisions:

1.      Where due to special circumstances it is necessary to give a limited price, specified price, or special price as a reference basis for the transaction price, the transaction shall be submitted for approval in advance by the Board of Directors, and the same procedure shall be followed for any future changes to the terms and conditions of the transaction.

2.      Where the transaction amount is NT$1 billion or more, appraisals from two or more professional appraisers shall be obtained.

3.      Where any one of the following circumstances applies with respect to the professional appraiser's appraisal results, a certified public accountant shall be engaged to perform the appraisal in accordance with the provisions of Statement of Auditing Standards No. 20 published by the Accounting Research and Development Foundation (ARDF) and render a specific opinion regarding the reason for the discrepancy and the appropriateness of the transaction price:

I.      The discrepancy between the appraisal result and the transaction amount is 20% or more of the transaction amount.

II.      The discrepancy between the appraisal results of two or more professional appraisers is 10% or more of the transaction amount.

4.      Where the appraisal is conducted prior to the contract execution date, no more than three months may elapse between the date of the appraisal report and the contract execution date. However, where the publicly announced present value for the same period is used and not more than six months have elapsed, an opinion may still be issued by the original professional appraiser.

Article 8: Procedure for the Acquisition or Disposal of Real Estate Properties or Other Fixed Assets

A Operating Procedures

1.      The acquisition or disposal of real estate properties or other fixed assets by the Company shall be carried out in accordance with the fixed assets cycle operation of the Company's internal control system.

2.      Authorized amount and level of approval

I.     The acquisition or disposal of real estate properties or other fixed assets by the Company shall be carried out in accordance with all internally approved levels of authorization and submitted to each level for approval.

II.    If it is necessary to conclude the business rapidly under time constraints in order to accommodate business requirements, where the above is submitted to the Board of Directors for approval in accordance with the internally approved authorization and does not exceed 1% of the Company's latest financial statement's net income, approval may first be secured from the President to complete the agreement, which shall then be submitted to the next board meeting for ratification.

III.   If the acquisition or disposal of assets calls for the passing of a resolution or ratification by the shareholders' meeting, as required by the provisions of the Company Act or other applicable laws, proceed in accordance with the regulatory requirements.

3.     Responsible department

The acquisition or disposal of real estate properties and other fixed assets by the Company shall be carried out by the requesting department and other departments with corresponding responsibilities.

B     Evaluation procedure:

1.     When acquiring or disposing real estate properties and other fixed assets of the Company, the responsible department shall first prepare a capital expenditure proposal containing a feasibility assessment based on the purpose of the acquisition or disposal of the assets, expected benefits and other information.

2.      Determination of prices and basis of reference

I.      When acquiring or disposing a real estate property, factors such as its published present value, appraised value and actual transaction prices of other properties in its vicinity shall be taken into consideration in the negotiation of transaction terms and price.

II.    The acquisition or disposal of other fixed assets shall be carried out via price inquiry, restricted tendering or single tendering, or via open tender.

C      Where the acquisition or disposal of real estate properties or other fixed assets is compliant with specific requirements, an appraisal report from a professional appraiser must be obtained prior to the day of occurrence of such an event.

In acquiring or disposing of real estate property or other fixed assets where the transaction amount exceeds 20% of the Company's paid-in capital or NT$300 million, the Company, unless transacting with a government agency, engaging others to build on its own land, engaging others to build on rented land, or acquiring or disposing of machinery and equipment for business use, shall obtain an appraisal report prior to the date of occurrence of the event from a professional appraiser and shall further comply with the following provisions:

1.      Where due to special circumstances it is necessary to give a limited price, specified price, or special price as a reference basis for the transaction price, the transaction shall be submitted for approval in advance by the Board of Directors, and the same procedure shall be followed for any future changes to the terms and conditions of the transaction.

2.      Where the transaction amount is NT$1 billion or more, appraisals from two or more professional appraisers shall be obtained.

3.      Where any one of the following circumstances applies with respect to the professional appraiser's appraisal results, unless all the appraisal results for the assets to be acquired are higher than the transaction amount, or all the appraisal results for the assets to be disposed of are lower than the transaction amount, a certified public accountant shall be engaged to perform the appraisal in accordance with the provisions of Statement of Auditing Standards No. 20 published by the Accounting Research and Development Foundation (ARDF) and render a specific opinion regarding the reason for the discrepancy and the appropriateness of the transaction price:

I.     The discrepancy between the appraisal result and the transaction amount is 20% or more of the transaction amount.

II.    The discrepancy between the appraisal results of two or more professional appraisers is 10% or more of the transaction amount.

4.     No more than three months may elapse between the date of the appraisal report issued by a professional appraiser and the contract execution date. However, where the publicly announced present value for the same period is used and not more than six months have elapsed, an opinion may still be issued by the original professional appraiser.

Article 9: Procedure for the Acquisition or Disposal of Memberships or Intangible Assets

A      Evaluation and operating procedures

1.      The acquisition or disposal of memberships or intangible assets by the Company shall be carried out in accordance with the investment cycle operation of the Company's internal control system.

2.      Transaction terms, transaction price, authorized amount and level of approval

I.      When acquiring or disposing of memberships, their fair market values should be taken into consideration in the negotiation of transaction terms and prices, from which an analysis report shall be prepared and submitted in accordance with all internally approved levels of authorization and submitted to each level for approval.

II.     When acquiring or disposing of memberships, their fair market values or evaluation reports from experts should be taken into consideration in the negotiation of transaction terms and prices, from which an analysis report shall be prepared and submitted to each level for approval in accordance with the Company's "Internal Authorization Level Table."

3.      Responsible department

The acquisition or disposal of memberships or intangible assets by the Company shall be carried out by the requesting department and Finance Department in accordance with the internally approved authorization in the preceding paragraph.

B      If the transaction amount reaches a certain specified level in the acquisition or disposal of memberships or intangible assets, a certified public accountant should be consulted for his or her opinion.

Where the Company acquires or disposes of memberships or intangible assets and the transaction amount reaches 20% or more of the Company's paid-in capital or NT$300 million or more, the Company shall engage a certified public accountant to render an opinion on the reasonableness of the transaction price; the certified public accountant shall comply with the provisions of Statement of Auditing Standards No. 20 published by the Accounting Research and Development Foundation (ARDF).

Article 9: Procedure for the Acquisition or Disposal of Memberships or Intangible Assets

A      Evaluation and operating procedures

1.     The acquisition or disposal of memberships or intangible assets by the Company shall be carried out in accordance with the investment cycle operation of the Company's internal control system.

2.     Transaction terms, transaction price, authorized amount and level of approval

I.      When acquiring or disposing of memberships, their fair market values should be taken into consideration in the negotiation of transaction terms and prices, from which an analysis report shall be prepared and submitted in accordance with all internally approved levels of authorization and submitted to each level for approval.

II.    When acquiring or disposing of memberships, their fair market values or evaluation reports from experts should be taken into consideration in the negotiation of transaction terms and prices, from which an analysis report shall be prepared and submitted to each level for approval in accordance with the Company's "Internal Authorization Level Table."

3.      Responsible department
The acquisition or disposal of memberships or intangible assets by the Company shall be carried out by the requesting department and Finance Department in accordance with the internally approved authorization in the preceding paragraph.

B      If the transaction amount reaches a certain specified level in the acquisition or disposal of memberships or intangible assets, a certified public accountant should be consulted for his or her opinion.

Where the Company acquires or disposes of memberships or intangible assets and the transaction amount reaches 20% or more of the Company's paid-in capital or NT$300 million or more, the Company shall engage a certified public accountant prior to the date of occurrence of the event to render an opinion on the reasonableness of the transaction price; the certified public accountant shall comply with the provisions of Statement of Auditing Standards No. 20 published by the Accounting Research and Development Foundation (ARDF).

Article 9-1: The calculation of the transaction amounts referred to in the preceding three articles shall be done in accordance with Paragraph 2, Article 31 herein, and "within the preceding year" as used herein refers to the year preceding the date of occurrence of the current transaction. Items for which an appraisal report from a professional appraiser or a certified public accountant's opinion has been obtained need not be counted toward the transaction amount.

Chapter 3. Acquiring Real Estate Properties from Related Parties	Chapter 3 Related Party Transactions
Article 12: When the Company acquires a real estate property from a related party via purchase or trade, it is necessary to comply with the provisions of Article 8, Article 10 and this Chapter to ensure that the necessary resolutions are adopted and the reasonableness of the transaction terms is appraised.
When determining whether a trading counterparty is a related party, in addition to legal formalities, the substance of the relationship shall also be considered.

Article 12: When the Company engages in any acquisition or disposal of assets from or to a related party, in addition to ensuring that the necessary resolutions are adopted and the reasonableness of the transaction terms is appraised, if the transaction amount reaches 10% or more of the company's total assets, the company shall also obtain an appraisal report from a professional appraiser or a certified public accountant's opinion in compliance with the provisions of the preceding Chapter and this Chapter.
The calculation of the transaction amount referred to in the preceding paragraph shall be made in accordance with Article 9-1 herein.
When determining whether a trading counterparty is a related party, in addition to legal formalities, the substance of the relationship shall also be considered.

Article 13: Procedure for Acquiring Real Estate Properties from a Related Party
If the Company intends to acquire real estate properties from a related party, the responsible department may only do so after having submitted the following information to the Board of Directors for approval and received recognition from the supervisors:

A      The purpose, necessity and anticipated benefit of the acquisition of said real estate properties.

B      The reason for choosing the related party as a trading counterparty.

C      Information regarding the appraisal of the reasonableness of the preliminary transaction terms in accordance with Article 14 or Article 15.

D      The date and price at which the related party originally acquired the real estate property, the original trading counterparty, and that trading counterparty's relationship to the Company and the related party.

E      Monthly cash flow forecasts for the year commencing from the anticipated month of signing of the contract, and evaluation of the necessity of the transaction, and reasonableness of the fund's utilization.

F      Restrictive conditions and other important stipulations associated with the transaction.

If the Company has created the position of independent director pursuant to the provisions of the Securities and Exchange Act, and if a matter is submitted for discussion by the Board of Directors in accordance with the preceding paragraph, the Board of Directors shall take into full consideration each independent director's opinions. If an independent director objects to or expresses reservations about any matter, it shall be recorded in the minutes of the Board of Directors meeting.

If the Company has established an audit committee pursuant to the provisions of the Securities and Exchange Act and a matter for which paragraph 1 requires recognition by the supervisors, then approval by more than one half of all audit committee members is required and the matter should then be submitted to the Board of Directors for a resolution.

If approval of more than half of all audit committee members as required in the preceding paragraph is not obtained, the procedures may be implemented if approved by more than two-thirds of all directors, and the resolution of the audit committee shall be recorded in the minutes of the Board of Directors meeting.
The terms "all audit committee members" in paragraph 3 and "all directors" in the preceding paragraph shall be counted as the actual number of persons currently holding those positions.

Article 13: Procedure for Related Party Transactions
When the Company intends to acquire or dispose of real estate properties from or to a related party, or when it intends to acquire or dispose of assets other than real property from or to a related party and the transaction amount reaches 20 percent or more of paid-in capital, 10 percent or more of the company's total assets, or NT$300 million or more, the responsible department may not proceed to enter into a transaction contract or make a payment until the following matters have been submitted to and approved by the Board of Directors and recognized by the supervisors:

A      The purpose, necessity and anticipated benefit of the acquisition or disposal of said real estate properties.

B      The reason for choosing the related party as a trading counterparty.

C      With respect to the acquisition of real property from a related party, information regarding appraisal of the reasonableness of the preliminary transaction terms in accordance with Article 14 and Article 15.

D      The date and price at which the related party originally acquired the real estate property, the original trading counterparty, and that trading counterparty's relationship to the Company and the related party.

E      Monthly cash flow forecasts for the year commencing from the anticipated month of signing of the contract, and evaluation of the necessity of the transaction, and reasonableness of the fund's utilization.

F      An appraisal report from a professional appraiser or a certified public accountant's opinion obtained in compliance with the preceding article.

G      Restrictive conditions and other important stipulations associated with the transaction.
The calculation of the transaction amounts referred to in the preceding paragraph shall be made in accordance with Paragraph 2, Article 31 herein, and "within the preceding year" as used herein refers to the year preceding the date of occurrence of the current transaction. Items that have been approved by the Board of Directors and recognized by the supervisors need not be counted towards the transaction amount.

With respect to the acquisition or disposal of machinery and equipment for business use between the Company and its parent or subsidiaries, if the transaction amount does not exceed 1% of the Company's net worth as indicated in the latest financial statements, the Chairman of the Board shall be delegated the authority to decide such matters and the decisions shall be subsequently submitted to and ratified by the next Board of Directors meeting.

If the Company has created the position of independent director pursuant to the provisions of the Securities and Exchange Act, and if a matter is submitted for discussion by the Board of Directors in accordance with the provisions of Paragraph 1 and Paragraph 3, the Board of Directors shall take into full consideration each independent director's opinions. If an independent director objects to or expresses reservations about any matter, it shall be recorded in the minutes of the Board of Directors meeting.
If the Company has established an audit committee pursuant to the provisions of the Securities and Exchange Act and a matter for which paragraph 1 requires recognition by the supervisors, then approval by more than one half of all audit committee members is required and the matter should then be submitted to the Board of Directors for a resolution.

If approval of more than half of all audit committee members as required in the preceding paragraph is not obtained, the procedures may be implemented if approved by more than two-thirds of all directors, and the resolution of the audit committee shall be recorded in the minutes of the Board of Directors meeting.
The terms "all audit committee members" in Paragraph 5 and "all directors" in the preceding paragraph shall be counted as the actual number of persons currently holding those positions.

Article 26: Evaluation and operating procedures

A      When participating in a merger, demerger, acquisition or transfer of shares, it is advisable for the Company to engage an attorney, a certified public accountant and an underwriter to jointly develop an estimated schedule for the procedures prescribed by law, and a task force shall be organized to implement the actions in accordance with these procedures. Furthermore, prior to convening the Board of Directors meeting to resolve the matter, the Company shall engage a certified public accountant, attorney, or securities underwriter to give an opinion on the reasonableness of the share exchange ratio, acquisition price, or distribution of cash or other property to shareholders, and submit it to the Board of Directors for deliberation and passage.

B      When participating in a merger, demerger, acquisition or transfer of shares, the Company shall prepare a public report to shareholders detailing important contractual content and matters relevant to the merger, demerger or acquisition prior to the shareholders' meeting and include it along with the aforementioned expert opinion when sending shareholders notification of the shareholders' meeting for reference in deciding whether to approve the merger, demerger or acquisition. However, where a provision of another act exempts a company from convening a shareholders meeting to approve the merger, demerger or acquisition, this restriction shall not apply.

C      Where the shareholders' meeting of any one of the companies participating in a merger, demerger or acquisition fails to convene or pass a resolution due to lack of a quorum, insufficient votes, or other legal restriction, or the proposal is rejected by the shareholders' meeting, the Company shall immediately explain publicly the reason, the follow-up measures and the preliminary date of the next shareholders' meeting.

D      When participating in a merger, demerger or acquisition, the Company shall convene a Board of Directors meeting and shareholders' meeting with other participating companies on the day of the transaction to resolve matters relevant to the merger, demerger or acquisition, unless another act provides otherwise or the FSC is notified in advance of extraordinary circumstances and grants consent.

E      When participating in a transfer of shares, the Company shall call a Board of Directors meeting with other participating companies on the day of the transaction, unless another act provides otherwise or the FSC is notified in advance of extraordinary circumstances and grants consent.

F      When participating in a merger, demerger, acquisition or transfer of shares, the Company shall prepare a full written record of the following information and retain it for five years for reference.

1.      Basic identification data for personnel: Including the occupational titles, names and national ID numbers (or passport numbers in the case of foreign nationals) of all persons involved in the planning or implementation of any merger, demerger, acquisition or transfer of another company's shares prior to disclosure of the information.

2.      Dates of material events: Including the signing of any letter of intent or memorandum of understanding, the hiring of a financial or legal advisor, the execution of a contract and the convening of a Board of Directors meeting.

3.      Important documents and minutes: Including merger, demerger, acquisition and share transfer plans, any letter of intent or memorandum of understanding, material contracts and minutes of Board of Directors meetings.

G      When participating in a merger, demerger, acquisition or transfer of shares, the Company shall, within two days from the date of passage of a resolution by the Board of Directors, report the information set out in Subparagraphs 1 and 2 of the preceding paragraph in the prescribed format and via the Internet-based information system to the FSC for recordation.

H      Where any of the companies participating in a merger, demerger, acquisition or transfer of shares is neither listed on an exchange nor has its shares traded on an over-the-counter market, the Company shall sign an agreement with the company (or companies) listed or traded and shall abide by the provisions of the preceding two paragraphs.

Article 26: Evaluation and operating procedures

A      When participating in a merger, demerger, acquisition or transfer of shares, it is advisable for the Company to engage an attorney, a certified public accountant and an underwriter to jointly develop an estimated schedule for the procedures prescribed by law, and a task force shall be organized to implement the actions in accordance with these procedures. Furthermore, prior to convening the Board of Directors meeting to resolve the matter, the Company shall engage a certified public accountant, attorney, or securities underwriter to give an opinion on the reasonableness of the share exchange ratio, acquisition price, or distribution of cash or other property to shareholders, and submit it to the Board of Directors for deliberation and passage.

B      When participating in a merger, demerger, acquisition or transfer of shares, the Company shall prepare a public report to shareholders detailing important contractual content and matters relevant to the merger, demerger or acquisition prior to the shareholders' meeting and include it along with the aforementioned expert opinion when sending shareholders notification of the shareholders' meeting for reference in deciding whether to approve the merger, demerger or acquisition. However, where a provision of another act exempts a company from convening a shareholders meeting to approve the merger, demerger or acquisition, this restriction shall not apply.

C      Where the shareholders' meeting of any one of the companies participating in a merger, demerger or acquisition fails to convene or pass a resolution due to lack of a quorum, insufficient votes, or other legal restriction, or the proposal is rejected by the shareholders' meeting, the Company shall immediately explain publicly the reason, the follow-up measures and the preliminary date of the next shareholders' meeting.

D      When participating in a merger, demerger or acquisition, the Company shall convene a Board of Directors meeting and shareholders' meeting with other participating companies on the day of the transaction to resolve matters relevant to the merger, demerger or acquisition, unless another act provides otherwise or the FSC is notified in advance of extraordinary circumstances and grants consent.

E      When participating in a transfer of shares, the Company shall call a Board of Directors meeting with other participating companies on the day of the transaction, unless another act provides otherwise or the FSC is notified in advance of extraordinary circumstances and grants consent.

F      When participating in a merger, demerger, acquisition or transfer of shares, the Company shall prepare a full written record of the following information and retain it for five years for reference.

1.      Basic identification data for personnel: Including the occupational titles, names and national ID numbers (or passport numbers in the case of foreign nationals) of all persons involved in the planning or implementation of any merger, demerger, acquisition or transfer of another company's shares prior to disclosure of the information.

2.      Dates of material events: Including the signing of any letter of intent or memorandum of understanding, the hiring of a financial or legal advisor, the execution of a contract and the convening of a Board of Directors meeting.

3.      Important documents and minutes: Including merger, demerger, acquisition and share transfer plans, any letter of intent or memorandum of understanding, material contracts and minutes of Board of Directors meetings.

G      When participating in a merger, demerger, acquisition or transfer of shares, the Company shall, within two days commencing immediately from the date of passage of a resolution by the Board of Directors, report the information set out in Subparagraphs 1 and 2 of the preceding paragraph in the prescribed format and via the Internet-based information system to the FSC for recordation.

H      Where any of the companies participating in a merger, demerger, acquisition or transfer of shares is neither listed on an exchange nor has its shares traded on an over-the-counter market, the Company shall sign an agreement with the company (or companies) listed or traded and shall abide by the provisions of the preceding two paragraphs.

Article 31: Public Announcement and Regulatory Filing Procedures

A      Under any of the following circumstances, when acquiring or disposing of assets, the Company shall publicly announce and report the relevant information on the FSC's designated website in the appropriate format as prescribed by regulations within two days from the date of occurrence of the event:

1.      Acquisition of real estate property from a related party.

2.      Engaging in an investment in mainland China.

3.      Engaging in a merger, demerger, acquisition or transfer of shares.

4.      Losses from derivatives trading reaching the limits on aggregate losses or losses on individual contracts set out in Paragraph 2, Article 18 herein.

5.      Where an asset transaction other than any of those referred to in the preceding four subparagraphs reaches 20% or more of the Company's paid-in capital or NT$300 million; provided, this shall not apply to the following circumstances:

I.      Trading of government bonds.

II.     Trading of bonds under repurchase and resale agreements.

III.    Where the type of asset acquired or disposed is equipment/machinery for business use, the trading counterparty is not a related party, and the transaction amount is less than NT$500 million.

IV.    Where the subsidiary of the Company is a professional investment firm and is engaging in securities trading on foreign or domestic securities exchanges or over-the-counter markets.

V.     Where land is acquired under an arrangement on engaging others to build on the company's own land, joint construction and allocation of housing units, joint construction and allocation of ownership percentages, or joint construction and separate sale, and the amount the Company expects to invest in the transaction is less than NT$500 million.
The transaction amounts above shall be calculated as follows:

I.      The amount of any individual transaction.

II.     The cumulative transaction amount of acquisitions and disposals of the same type of underlying asset with the same trading counterparty within the preceding year.

III.    The cumulative transaction amount of real property acquisitions and disposals (cumulative acquisitions and disposals, respectively) within the same development project within the preceding year.

IV.    The cumulative transaction amount of acquisitions and disposals (cumulative acquisitions and disposals, respectively) of the same security within the preceding year.

B      The Company shall compile monthly reports on the status of derivatives trading engaged in up to the end of the preceding month by itself and any subsidiaries that are not domestic public companies and enter the information in the prescribed format into the information reporting website designated by the FSC by the 10th day of each month.

C      Where any of the following circumstances occurs with respect to a transaction that the Company has already publicly announced and reported in accordance with the preceding article, a public report of relevant information shall be made on the information reporting website designated by the FSC within two days from the date of occurrence of the event:

1.      Change, termination or rescission of a contract signed in regard to the original transaction.

2.      The merger, demerger, acquisition or transfer of shares is not completed by the scheduled date set forth in the contract.

D     At the time of public announcement, if the Company makes an error or omission in an item required by regulations to be publicly announced and is therefore required to correct it, all the items shall again be publicly announced and reported in their entirety.

E      When acquiring or disposing of assets, the Company shall keep all relevant contracts, meeting minutes, log books, appraisal reports and opinions of the certified public accountant, attorney and securities underwriter at the Company headquarters, where they shall be retained for five years, except where another act provides otherwise.

F      If a subsidiary of the Company is not a domestic public company and the acquisition or disposal of the assets by the subsidiary meets the above public announcement and regulatory filing requirements, the Company shall conduct the public announcement and regulatory filing on its behalf. However, the "20% of paid-in capital" requirement that is applicable to the subsidiary's public announcement and regulatory filing refers to the Company's paid-in capital.

Article 31: Public Announcement and Regulatory Filing Procedures

A    Under any of the following circumstances, when acquiring or disposing of assets, the Company shall publicly announce and report the relevant information on the FSC's designated website in the appropriate format as prescribed by regulations within two days commencing immediately from the date of occurrence of the event:

1.    Acquisition or disposal of real property from or to a related party, or acquisition or disposal of assets other than real property from or to a related party where the transaction amount reaches 20 percent or more of paid-in capital, 10 percent or more of the company's total assets, or NT$300 million or more; provided, this shall not apply to trading of government bonds or bonds under repurchase and resale agreements.

2.    Engaging in a merger, demerger, acquisition or transfer of shares.

3.    Losses from derivatives trading reaching the limits on aggregate losses or losses on individual contracts set out in Paragraph 2, Article 18 herein.

4.    Where an asset transaction other than any of those referred to in the preceding three subparagraphs or an investment in mainland China reaches 20% or more of the Company's paid-in capital or NT$300 million; provided, this shall not apply to the following circumstances:

I.     Trading of government bonds.

II.    Trading of bonds under repurchase and resale agreements.

III.   Where the type of asset acquired or disposed is equipment/machinery for business use, the trading counterparty is not a related party, and the transaction amount is less than NT$500 million.

IV.   Where the subsidiary of the Company is a professional investment firm and is engaging in securities trading on foreign or domestic securities exchanges or over-the-counter markets.

V.    Where land is acquired under an arrangement on engaging others to build on the company's own land, engaging others to build on rented land, joint construction and allocation of housing units, joint construction and allocation of ownership percentages, or joint construction and separate sale, and the amount the Company expects to invest in the transaction is less than NT$500 million.

B     The amount of transactions specified in the preceding paragraph shall be calculated as follows:

1.     The amount of any individual transaction.

2.     The cumulative transaction amount of acquisitions and disposals of the same type of underlying asset with the same trading counterparty within the preceding year.

3.    The cumulative transaction amount of real property acquisitions and disposals (cumulative acquisitions and disposals, respectively) within the same development project within the preceding year.

4.    The cumulative transaction amount of acquisitions and disposals (cumulative acquisitions and disposals, respectively) of the same security within the preceding year.

C.   "Within the preceding year" as used in the preceding paragraph refers to the year preceding the date of occurrence of the current transaction. Items duly announced in accordance with the provisions herein need not be counted toward the transaction amount.

D.   The Company shall compile monthly reports on the status of derivatives trading engaged in up to the end of the preceding month by itself and any subsidiaries that are not domestic public companies and enter the information in the prescribed format into the information reporting website designated by the FSC by the 10th day of each month.

E.    Where any of the following circumstances occurs with respect to a transaction that the Company has already publicly announced and reported in accordance with the preceding article, a public report of relevant information shall be made on the information reporting website designated by the FSC within two days commencing immediately from the date of occurrence of the event:

1.    Change, termination or rescission of a contract signed in regard to the original transaction.

2.    The merger, demerger, acquisition or transfer of shares is not completed by the scheduled date set forth in the contract.

3.    Change to the originally publicly announced and reported information.

F.    At the time of public announcement, if the Company makes an error or omission in an item required by regulations to be publicly announced and is therefore required to correct it, all the items shall again be publicly announced and reported in their entirety.

G.    When acquiring or disposing of assets, the Company shall keep all relevant contracts, meeting minutes, log books, appraisal reports and opinions of the certified public accountant, attorney and securities underwriter at the Company headquarters, where they shall be retained for five years, except where another act provides otherwise.

H.    If a subsidiary of the Company is not a domestic public company and the acquisition or disposal of the assets by the subsidiary meets the above public announcement and regulatory filing requirements, the Company shall conduct the public announcement and regulatory filing on its behalf. However, the "20% of paid-in capital or 10% of total assets" requirement that is applicable to the subsidiary's public announcement and regulatory filing refers to the Company's paid-in capital or total assets.

Article 32: Control Procedures for the Acquisition and Disposal of Assets by Subsidiaries

A      The Company shall see to it that its subsidiaries adopt the procedures for the acquisition or disposal of assets in compliance with the provisions of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies.

B      The acquisition and disposal of assets by the Company's subsidiaries shall be governed by their respective "internal control systems" and "procedures for the acquisition or disposal of assets." In addition, every month each subsidiary shall compile a written report on assets acquired or disposed of during the preceding month (up to the end of that month) and submit it the Company by the 10th day of the month.

C      The Company's audit department shall include the asset acquisition and disposal operations of its subsidiaries as one of its annual audit plans, and the results of the audit shall then be included as an essential item in the audit report to the supervisors.

Article 32: Control Procedures for the Acquisition and Disposal of Assets by Subsidiaries

A      The Company shall see to it that its subsidiaries adopt and implement the procedures for the acquisition or disposal of assets in compliance with the provisions of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies.

B      The acquisition and disposal of assets by the Company's subsidiaries shall be governed by their respective "internal control systems" and "procedures for the acquisition or disposal of assets." In addition, every month each subsidiary shall compile a written report on assets acquired or disposed of during the preceding month (up to the end of that month) and submit it the Company by the 10th day of the month.

C      The Company's audit department shall include the asset acquisition and disposal operations of its subsidiaries as one of its annual audit plans, and the results of the audit shall then be included as an essential item in the audit report to the supervisors.

 ■Attachment VII

Advanced Semiconductor Engineering, Inc.

Table of Comparison of the Company’s revised Rules Governing the Election of Directors and Supervisors

Original Provisions	Provisions after Revision
Article 2:

During the process of electing the Company's directors and supervisors, the number of votes exercisable in respect of one share shall be the same as the number of directors to be elected. Ballots of a quantity equal to the number of directors and supervisors to be elected shall be prepared by the Board of Directors and distributed to all shareholders.

In the election described in the preceding paragraph, the total number of votes per share may be consolidated for the election of one candidate or may be split for the election of two or more candidates. A candidate to whom the ballots cast represent a prevailing number of votes shall be deemed a director elect or a supervisor elect. Independent and non-independent directors shall be elected at the same time, but in separately calculated numbers. The name of a voter may be replaced by the attendance pass serial number printed on the ballot. The ballots shall be prepared and distributed by the Board of Directors, and the number of shares corresponding to each attendance pass serial number shall be printed on them.

Article 2:

The election of the Company's directors and supervisors may be carried out by shareholders via electronic voting.

When conducting the election of the Company's directors and supervisors, in addition to electronic voting, shareholders may also use the ballots prepared by the Board of Directors and printed with their attendance pass serial numbers and the number of votes represented.

In the election described in the preceding paragraph, the name of a voter on the ballot may be replaced by the attendance pass serial number.

During  the process of electing the Company's directors and supervisors, the number of votes exercisable in respect of one share shall be the same as the number of directors to be elected, and the total number of votes per share may be consolidated for election of one candidate or may be split for election of two or more candidates. Independent and non-independent directors shall be elected at the same time, but in separately calculated numbers.

Article 3:
In accordance with the provisions of the Company’s Articles of Incorporation regarding the number of positions for directors and supervisors, candidates with the most number of votes shall be elected as independent directors, non-independent directors or supervisors. If two or more candidates receive the same number of votes and the total number of elected persons has exceeded the required number of positions, the matter shall be decided by a drawing of lots. For those who are not in attendance, the Chairman shall draw lots on their behalf. A natural person who has been elected as a director and a supervisor simultaneously shall decide on his or her own which one of these positions to assume. The same rule applies when a government or corporate shareholder, or its designated representative, is elected as a director and a supervisor simultaneously. If an elected director or supervisor is found to have provided erroneous personal information or if his or her election is determined to be invalid under applicable laws, the vacant position shall be filled by the next candidate with the highest number of votes in the same election, and subsequently announced at the same shareholders' meeting.

Article 3:
In the election of the Company's directors and supervisors, based on the provisions of the Company’s Articles of Incorporation regarding the number of positions for directors and supervisors to be elected, candidates with the most number of votes (including electronic votes) shall be elected as independent directors, non-independent directors or supervisors. If two or more candidates receive the same number of votes and the total number of elected persons has exceeded the number of positions to be elected, the matter shall be decided by a drawing of lots. For those who are not in attendance, the Chairman shall draw lots on their behalf. A natural person who has been elected as a director and a supervisor simultaneously shall decide on his or her own which one of these positions to assume. The same rule applies when a government or corporate shareholder, or its designated representative, is elected as a director and a supervisor simultaneously. If an elected director or supervisor is found to have provided erroneous personal information or if his or her election is determined to be invalid under applicable laws, the vacant position shall be filled by the next candidate with the highest number of votes in the same election, and subsequently announced at the same shareholders' meeting.

 ■Attachment VIII

Advanced Semiconductor Engineering, Inc.

Table of Comparison of the Company’s revised Rules of Procedure for the Shareholders’ Meeting

Original Provisions	Provisions after Revision
Article 2:
Attending shareholders (or their proxies) shall wear attendance passes, and shall submit sign-in cards in lieu of signing in. The applicable weight of share ownership shall be determined by the indication on the sign-in card.

Article 2:
Shareholders attending the meeting in person (or their proxies) shall wear attendance badges and shall submit sign-in cards in lieu of signing in. The Company's weight of share ownership in attendance shall be based on the weight of share ownership described in the preceding, plus the weight of share ownership exercised via electronic voting.

■Attachment IX

Advanced Semiconductor Engineering, Inc.

Table of Comparison of the Revised Articles of Incorporation

Original Provisions	Provisions after Revision
Article 16-2:
Independent directors shall be remunerated NT$2 million per person per year. If an independent serves on the board for less than a year, s/he shall be paid part of that amount for the number of days served.

Article 16-2:
Independent directors shall be remunerated with NT$2 million per person per year. If an independent serves on the board for less than a year, s/he shall be paid part of that amount for the number of days served. An independent director of the Company, if also serving as a member of the Company's Remuneration Committee, shall receive compensation of NT$360,000 per year. If the term of service is less than one year, the actual compensation received shall be calculated on a pro-rata basis on the actual days served.

Article 27:
The articles of incorporation were passed at a founders' meeting held on March 11, 1984.
The first amendment was made on May 3, 1984.
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The thirty-sixth amendment was made on June 25, 2009.
The thirty-seventh amendment was made on June 14, 2010.
The thirty-eighth amendment was made on June 28, 2011.

Article 27:
The articles of incorporation were passed at a founders' meeting held on March 11, 1984.
The first amendment was made on May 3, 1984.
．
．
The thirty-sixth amendment was made on June 25, 2009.
The thirty-seventh amendment was made on June 14, 2010.
The thirty-eighth amendment was made on June 28, 2011.
The thirty-ninth amendment was made on June 21, 2012.